Filed Pursuant to Rule 424(b)(5)
Registration No. 333-110867
333-110867-01

PROSPECTUS SUPPLEMENT

(To prospectus dated December 12, 2003)

US$300,000,000

Vale Overseas Limited

8.25% Guaranteed Notes due 2034

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

The notes offered by this prospectus supplement are a further issuance of the 8.25% Guaranteed Notes due 2034 and will be consolidated with and will form a single series with the US$500,000,000 principal amount of the notes that were originally issued on January 15, 2004.

Vale Overseas will pay interest on the notes on January 17 and July 17 of each year. Interest will accrue from July 17, 2005, and the first payment of interest on the notes initially offered on the date of this prospectus supplement will be on January 17, 2006. The notes will mature on January 17, 2034. In the event Vale Overseas or CVRD becomes obligated to pay additional amounts in excess of specified levels as a result of changes in Brazilian or Cayman Islands law, Vale Overseas may redeem the notes at any time in whole but not in part, before their stated maturity at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

The notes will be unsecured obligations of Vale Overseas and will rank equally with Vale Overseas’ unsecured senior indebtedness. The guaranty will rank equally in right of payment with all of CVRD’s other unsecured and unsubordinated debt obligations. The notes will be issued only in registered form in minimum denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof.

Vale Overseas will apply to list the notes on the New York Stock Exchange.

Investing in the notes involves risks that are described in the “Risk Factors” section beginning on page S-12 of this prospectus supplement.

	Per Note	Total
Public offering price(1)	106.881%	US$320,643,000
Underwriting discount	0.350%	US$1,050,000
Proceeds, before expenses, to Vale Overseas	106.531%	US$319,593,000

(1)     Purchasers will also be required to pay an amount totaling US$7,218,750, in respect of accrued interest from July 17, 2005 to November 2, 2005, the date Vale Overseas expects to deliver the notes offered by this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 2, 2005.

ABN AMRO Incorporated	HSBC

The date of this prospectus supplement is October 26, 2005.

Prospectus Supplement

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of each of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

EXCHANGE RATES

The Central Bank of Brazil allows the real/U.S. dollar exchange rate to float freely, and it has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see the information appearing under the heading “Risk Factors” in this prospectus supplement.

The following table provides information on the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated. Prior to March 14, 2005, under Brazilian regulations, foreign exchange transactions were carried out on either the commercial rate exchange market or the floating rate exchange market. Rates in the two markets were generally the same. The table uses the commercial selling rate for data prior to March 14, 2005.

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

Year ended December 31,	Period-end		Average for Period (1)		Low		High
2000	R$	1.955	R$	1.835	R$	1.723	R$	1.985
2001		2.320		2.353		1.936		2.801
2002		3.533		2.998		2.271		3.955
2003		2.889		3.060		2.822		3.662
2004		2.654		2.917		2.654		3.205

Month
April 2005	R$	2.531			R$	2.520	R$	2.660
May 2005		2.404				2.378		2.515
June 2005		2.350				2.350		2.489
July 2005		2.391				2.330		2.466
August 2005		2.364				2.277		2.432
September 2005		2.222				2.222		2.362
October 2005 (through October 25, 2005)		2.261				2.234		2.289

(1)	Average of the rates of each period, using the average of the exchange rates on the last day of each month during each period.

Source: Central Bank of Brazil.

On October 25, 2005, the selling exchange rate was R$2.261 per US$1.00.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. You should read carefully the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference before making an investment decision. In this prospectus supplement, unless the context otherwise requires, references to “CVRD,” “we,” “us” and “our” refer to Companhia Vale do Rio Doce, its consolidated subsidiaries and its joint ventures and other affiliated companies, taken as a whole, and references to “Vale Overseas” mean Vale Overseas Limited, a wholly-owned finance subsidiary of CVRD.

Vale Overseas Limited

Vale Overseas is a finance company wholly owned by CVRD. Vale Overseas’ business is to issue debt securities to finance CVRD’s activities. Vale Overseas was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001. The issue of the notes will be the fourth borrowing by Vale Overseas.

Companhia Vale do Rio Doce

We are the world’s largest producer and exporter of iron ore and pellets, the largest metals and mining company in the Americas and one of the largest private sector companies in Latin America by market capitalization. We hold exploration claims that cover 12.0 million hectares (29.6 million acres) in Brazil, and 3.8 million hectares (9.4 million acres) abroad in Gabon, Chile, Mozambique, Mongolia, Argentina and Peru. We operate large logistics systems, including railroads and ports that are integrated with our mining operations. Directly and through affiliates and joint ventures, we have major investments in the aluminum-related, energy and steel businesses. We are investing heavily in copper, nickel and coal exploration, and our first copper mine began operations in June 2004.

We recorded consolidated gross operating revenues of US$8,479 million in 2004 and US$6,049 million in the first six months of 2005. Of total gross operating revenues for the first six months of 2005, 68.9% were attributable to sales of iron ore and pellets, 11.1% were attributable to sales of aluminum-related products, 9.1% were attributable to third-party logistics services, 5.7% were attributable to sales of manganese and ferroalloys and 5.2% were attributable to sales of potash, kaolin and copper. In 2004 and the first six months of 2005, we recorded consolidated operating income of US$3,123 million and US$2,566 million, respectively, and consolidated net income of US$2,573 million and US$2,328 million, respectively.

Our main lines of business are:

•	Ferrous minerals. We operate two fully integrated world-class systems in Brazil for producing and distributing iron ore (the Northern System and the Southern System), consisting of mines, railroads and port and terminal facilities, and a third system consisting of CAEMI’s mines and port facilities. At December 31, 2004, we had a total of 6,869 million tons of proven and probable iron ore reserves in our three systems in Brazil, with an average grade of 51.7% iron in our Southern System, 66.7% in our Northern System and 65.8% in CAEMI’s iron ore mines. We also operate ten pellet-producing facilities, six of which are joint ventures with partners, and have a 50% stake in a joint venture that owns and operates two pelletizing plants. We are one of the world’s largest producers of manganese ore and ferroalloys.

•	Non-ferrous minerals. We are the world’s third largest producer of kaolin and Brazil’s largest producer of potash. Our Sossego copper mine in Carajás, in the state of Pará, Brazil, began production of copper concentrate in June 2004 and is Brazil’s largest producer of copper. Our non-ferrous minerals business also includes our exploration efforts related to copper, gold and nickel.

•	Aluminum-related operations. Through subsidiaries and joint ventures, we conduct major operations in the production of aluminum-related products. They include:

•	Bauxite mining, which we conduct through our 40.0% interest in Mineração Rio do Norte S.A., or MRN, which holds substantial bauxite reserves with a low strip ratio and high recovery rate. MRN, one of the largest bauxite producers in the world, has a nominal production capacity of 16.3 million tons per year and produced 16.7 million tons of bauxite in 2004. We are developing a wholly owned bauxite mine in the Paragominas region, in the state of Pará.

•	Alumina refining, which we conduct via our alumina refining subsidiary, Alunorte-Alumina do Norte do Brasil S.A., or Alunorte, which currently has a nominal production capacity of 2.4 million tons of alumina per year. In July 2003, Alunorte began work on a capacity expansion designed to increase its annual capacity to 4.2 million tons per year. We are also negotiating the terms of a potential joint venture with the Aluminum Corporation of China Limited (Chalco) to construct a new alumina refinery in the state of Pará.

•	Aluminum metal smelting, which we conduct through our subsidiary, Albras-Alumínio Brasileiro S.A., or Albras, which produces aluminum ingots and in which we have a 51.0% interest, and our joint venture, Valesul Alumínio S.A., or Valesul, which produces aluminum ingots, billets and alloys and in which we have a 54.5% interest. These companies currently have a combined production capacity of approximately 541,000 tons of aluminum per year.

•	Logistics. We are a leading provider of logistics services in Brazil, with operations in the railroad, coastal shipping and port handling industries. Each of the iron ore complexes of our Northern and Southern Systems incorporates an integrated railroad network linked to automated port and terminal facilities, and is designed to provide our mining products, general cargo and passenger rail transportation, bulk terminal storage and ship loading services to us and third parties. In 2004, our railroads transported approximately 65.6% of the total freight tonnage transported by Brazilian railroads, or approximately 139.0 billion ntk of cargo, of which 110.1 billion ntk were our iron ore and pellets.

•	Other investments. In addition to our core mining activities, we currently have investments in three steel companies, and we are in the process of conducting feasibility studies to determine whether to implement joint ventures with Baosteel Shanghai Group Corporation (Baosteel), Arcelor Group (Arcelor), Posco, Dongkuk, Danieli, BNDES and ThyssenKrupp Stahl A.G. to construct and operate steel slab plants in São Luís, in the state of Maranhão, Rio de Janeiro, in the state of Rio de Janeiro and Fortaleza, in the state of Ceará, Brazil. We also hold stakes in nine hydroelectric power generation projects with a total projected capacity of 3,364 MW (of which our share is 1,333.5 MW), five of which have already begun operations, and the remainder of which are scheduled to start operations within the next five years. Negotiations are currently underway to return the concession for the Santa Isabel hydroelectric project to the Brazilian government.

Through our mineral prospecting and development activities in Brazil, we have acquired extensive experience in exploration techniques and processes, and maintain an active mineral exploration program in Brazil and overseas. Our mineral exploration efforts are focused on copper, gold, nickel, manganese ore, kaolin, bauxite, diamond and platinum group metals.

Business Strategy

Our goal is to strengthen our competitiveness among the world’s leading mining companies by focusing on diversified growth in mining operations, principally by organic growth and developing our logistics business. We are pursuing disciplined capital management in order to maximize return on invested capital and total return to shareholders. Although we are emphasizing organic growth in our core businesses, we may pursue strategic acquisitions in order to create value for our shareholders.

Over the past several years, we have developed a robust long-term strategic planning process. We are building on these changes with ambitious long-range plans in each of our principal business areas, including substantial capital expenditures for organic growth through 2012.

The following paragraphs provide some highlights of our major strategies.

Maintaining Our Leadership Position in the Seaborne Iron Ore Market

In 2004, we consolidated our leadership in the seaborne iron ore trade market, with an estimated 32.1% of the total 602 million tons traded in the year. We are committed to maintaining our position in the world iron ore market by strengthening relationships with clients, focusing our product line to capture industry trends, increasing our production capacity in line with demand growth and controlling costs. We believe that our strong relationships with major customers (reinforced through long-term contracts), tailored product line and high quality products will likely enable us to achieve this goal.

We are taking steps to encourage several steel makers to develop export-oriented slab plants in Brazil in order to create additional demand for our iron ore.

Growing Our Logistics Business

We believe that the quality of our railway assets and our many years of experience as a railroad and port operator, together with the lack of efficient transportation for general cargo in Brazil, position us as a leader in the logistics business in Brazil. We are also expanding the capacity of our railroads through the purchase of additional locomotives and wagons.

Increasing Our Aluminum-Related Activities

We plan to develop and increase production capacity in our aluminum-related operations, focusing on the first steps of the production chain, developing low-cost bauxite and alumina projects. We have large undeveloped high quality bauxite reserves and opportunities for low-cost expansions in our alumina refinery. We are working on the development of these opportunities. We are also investing in mineral exploration to increase our bauxite reserves. We may pursue acquisitions and/or partnerships in the production of primary aluminum to guarantee demand for our alumina.

Developing Our Copper Resources

We believe that our copper projects, which are all situated in the Carajás region, in the state of Pará, can be among the most competitive in the world in terms of investment cost per ton of ore. Our copper mines will benefit from our transportation facilities serving the Northern System.

Investing in Coal

We are pursuing several efforts to become a large global participant in the coal business. As an important supplier of raw materials to the steel industry, metallurgical coal will complement our portfolio of products.

Globalization of Multi-Commodity Exploration Efforts

We are engaged in an active mineral exploration program, with efforts in several countries around the globe, including Brazil, Peru, Chile, Argentina, Mongolia, Gabon, Angola and Mozambique. We are mainly seeking new deposits of copper, gold, manganese ore, nickel, kaolin, bauxite, coal, diamond and platinum group metals. Mineral exploration is an important part of our organic growth strategy.

Developing Power Generation Projects

Energy management and efficient supply have become a priority for us. Driven both by structural changes in the industry and regulatory uncertainties, which could increase the risk of rising electricity prices and energy shortages, such as Brazil experienced in the second half of 2001, we have invested in nine projects to develop hydroelectric power generation plants and we plan to use the electricity from these projects for our internal needs. As a large consumer of electricity, we expect that investing in power projects will help protect us against volatility in the price of energy.

Vale Overseas’ registered office is at Walker House, PO Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands. CVRD’s principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900, Rio de Janeiro, RJ, Brazil, and its telephone number is 55-21-3814-4540.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section entitled “Description of Notes” in this prospectus supplement and the sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus. In this description of the offering, references to CVRD mean Companhia Vale do Rio Doce only and do not include Vale Overseas or any of CVRD’s other subsidiaries or affiliated companies.

Issuer	Vale Overseas Limited

Guarantor	Companhia Vale do Rio Doce

Notes offered	US$300,000,000 in principal amount of 8.25% Guaranteed Notes due 2034.

The notes offered by this prospectus supplement are a further issuance of the 8.25% Guaranteed Notes due 2034 and will be consolidated with and will form a single series with the US$500,000,000 principal amount of the notes that were originally issued on January 15, 2004.

Guaranty

CVRD will irrevocably and unconditionally guarantee the full and punctual payment of principal, interest, additional amounts and all other amounts that may become due and payable in respect of the notes. If Vale Overseas fails to punctually pay any such amount, CVRD will immediately pay the same, subject to limitations due to restrictions on the transfer, conversion, use or control of currency imposed on CVRD by the government of Brazil.

Issue price	106.881% of the principal amount, plus accrued interest from July 17, 2005.

Maturity	January 17, 2034

Interest rate	The notes will bear interest at the rate of 8.25% per annum, accruing from July 17, 2005 based upon a 360-day year consisting of twelve 30-day months.

Interest payment dates	Interest on the notes will be payable semi-annually on January 17 and July 17 of each year, commencing on January 17, 2006.

Ranking	The notes are general obligations of Vale Overseas and are not secured by any collateral. Your right to payment under these notes will be:

•	junior to the rights of secured creditors of Vale Overseas to the extent of their interest in Vale Overseas’ assets. Holders of Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of 18 months of interest in the event of certain political risk events; and

•	equal with the rights of creditors under all of Vale Overseas’ other unsecured and unsubordinated debt.

The guaranty will be a general obligation of CVRD and is not secured by any collateral. Your right to payment under the guaranty will be:

•	junior to the rights of secured creditors of CVRD to the extent of their interest in CVRD’s assets;

•	equal with the rights of creditors under all of CVRD’s other unsecured and unsubordinated debt; and

•	effectively subordinated to the rights of any creditor of a subsidiary of CVRD over the assets of that subsidiary.

As of June 30, 2005, Vale Overseas had US$913 million of debt outstanding. On a consolidated basis, CVRD had US$4,085 million of debt outstanding and US$83 million of accrued charges as of June 30, 2005, US$994 million of which was secured debt. CVRD’s subsidiaries, with the exception of Vale Overseas’ debt noted above, had US$1,713 million of indebtedness outstanding as of June 30, 2005. Of this amount, US$818 million was secured. In addition, at June 30, 2005, CVRD had extended guarantees of borrowings of joint ventures and affiliated companies amounting to US$6 million.

Covenants	The indenture governing the notes contains restrictive covenants that, among other things and subject to certain exceptions, limit CVRD’s ability to:

•	merge or transfer assets, and

•	incur liens,

And, among other things and subject to certain exceptions, limit Vale Overseas’ ability to:

•	merge or transfer assets,

•	incur liens,

•	incur additional indebtedness, and

•	pay dividends.

For a more complete description of CVRD’s and Vale Overseas’ covenants, see “Description of Notes—Certain Covenants” in this prospectus supplement and “Description of Debt Securities—Certain Covenants” in the accompanying prospectus.

Further Issuances

Vale Overseas reserves the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes. Vale Overseas may also issue other securities under the indenture which have different terms from the notes. Likewise, CVRD has the right, without the consent of the holders, to guarantee any such additional securities, to guarantee debt of its other subsidiaries and to issue its own debt.

Payment of additional amounts

Vale Overseas and CVRD will pay additional amounts in respect of any payments of interest or principal so that the amount you receive after Brazilian or Cayman Islands withholding tax will equal the amount that you would have received if no withholding tax had been applicable, subject to some exceptions as described under “Description of Notes—Payment of Additional Amounts” in this prospectus supplement and “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Tax redemption

If, due to changes in Brazilian or Cayman Islands laws relating to withholding taxes applicable to payments of interest, Vale Overseas or CVRD are obligated to pay additional amounts on the notes in respect of Brazilian or Cayman Islands withholding taxes at a rate in excess of 15%, Vale Overseas may redeem the notes in whole, but not in part, at any time, at a price equal to 100% of their principal amount plus accrued interest to the redemption date.

Use of proceeds	The net proceeds of this offering will be used for CVRD’s general corporate purposes, which may include funding working capital and capital expenditures and financing potential acquisitions.

NYSE listing	Application will be made to list the notes on the New York Stock Exchange in accordance with the rules and regulations of the New York Stock Exchange.

Application has been made to de-list the US$500,000,000 principal amount of notes originally issued on January 15, 2004 from the Luxembourg Stock Exchange and to list such notes on the New York Stock Exchange. We expect the new listing to be completed by the issue date of the notes offered by this prospectus supplement.

CUSIP, Common Code and ISIN Numbers	CUSIP: 91911T AE3
Common Code: 018409879 ISIN: US91911TAE38
Rating

The US$500,000,000 principal amount of notes issued on January 15, 2004 have been assigned a foreign currency rating of “Baa3”, with positive outlook, by Moody’s Investor Services, Inc. (“Moody’s”) and “BBB” by Standard & Poor’s Rating Services (“S&P”). We expect the notes offered hereby to have the same ratings.

Risk Factors

See “Risk Factors” and the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus for a discussion of the factors you should carefully consider before investing in the notes.

Summary Consolidated Financial Data

The tables below present summary consolidated financial data of CVRD at and for the periods indicated. The data in the table below as of December 31, 2003 and 2004 and for each of the three years ended December 31, 2004, have been derived from CVRD’s audited financial statements, which appear in CVRD’s annual report on Form 20-F, incorporated by reference into this prospectus supplement and the accompanying prospectus. The data at and for the six months ended June 30, 2004 and 2005 have been derived from our unaudited interim financial statements, incorporated by reference into this prospectus supplement and the accompanying prospectus, which in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results for such periods. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the operating results to be expected for the entire year ended December 31, 2005. In addition, the following table presents selected financial data as of December 31, 2000, 2001 and 2002 and for each of the two years in the period ended December 31, 2001, which have been prepared in a manner consistent with the information set forth in the consolidated financial statements. You should read the information below in conjunction with our audited and unaudited consolidated financial statements and notes thereto, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

For the year ended December 31,	For the six months ended June 30,
2000	2001	2002	2003	2004	2004	2005
(millions of US$)	(unaudited)
Statement of Income Data
Net operating revenues	US$	3,935	US$	3,935	US$	4,123	US$	5,350	US$	8,066	US$	3,576	US$	5,749
Cost of products and services	(2,429)	(2,272)	(2,263)	(3,128)	(4,081)	(1,820)	(2,755)
Selling, general and administrative expenses	(225)	(241)	(224)	(265)	(452)	(207)	(248)
Research and development	(48)	(43)	(50)	(82)	(153)	(50)	(88)
Employee profit sharing plan	(29)	(38)	(38)	(32)	(69)	(30)	(41)
Other expenses	(180)	(379)	(119)	(199)	(188)	(54)	(51)

Operating income	1,024	962	1,429	1,644	3,123	1,415	2,566

Non-operating income (expenses):

Financial income (expenses)	(107)	(200)	(248)	(249)	(589)	(217)	(87)
Foreign exchange and monetary losses, net	(240)	(426)	(580)	242	65	(287)	302
Gain on sale of investments	54	784	—	17	404	—	—

Subtotal	(293)	158	(828)	10	(120)	(504)	215

Income before income taxes, equity results and minority interests	731	1,120	601	1,654	3,003	911	2,781

Income taxes benefit (charge)	32	218	149	(297)	(749)	(129)	(550)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	322	(53)	(87)	306	542	236	353
Minority interests	1	2	17	(105)	(223)	(109)	(256)
Change in accounting practice for asset retirement obligations	—	—	—	(10)	—	—	—

Net income	US$	1,086	US$	1,287	US$	680	US$	1,548	US$	2,573	US$	909	US$	2,328

Total cash paid to shareholders(1)	US$	246	US$	1,066	US$	602	US$	675	US$	787	US$	269	US$	500

Other Information:

Ratio of earnings to fixed charges(2)	3.43	x	4.28	x	2.65	x	5.44	x	5.19	x	4.35	x	11.03	x

(1)	CVRD’s distributions to shareholders may take the form of dividends or of interest on shareholders’ equity. Total cash paid to shareholders consists of cash paid during the period in respect of interest on shareholders’ equity and dividends.
(2)	To calculate the ratio of earnings to fixed charges, CVRD calculates earnings by adding income before income taxes, equity results and minority interests, fixed charges, amortization of capitalized interest and distributed income of equity investments less capitalized interest. Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend.

	At December 31,										At June 30, 2005
	2000		2001		2002		2003		2004
					(millions of US$)						(unaudited)
Balance Sheet Data
Current assets	US$	2,502	US$	2,638	US$	2,589	US$	2,474	US$	3,890	US$	4,634
Property, plant and equipment, net		3,955		3,813		3,297		6,484		9,063		11,514
Investments in affiliated companies and joint ventures and other investments		1,795		1,218		732		1,034		1,159		1,508
Other assets		1,543		1,839		1,337		1,442		1,603		1,911

Total assets	US$	9,795	US$	9,508	US$	7,955	US$	11,434	US$	15,715	US$	19,567

Current liabilities		2,136		1,921		1,508		2,253		2,455		3,002
Long-term liabilities(1)		1,061		772		774		1,201		1,867		2,175
Long-term debt(2)		2,020		2,170		2,359		2,767		3,214		3,072

Total liabilities		5,217		4,863		4,641		6,221		7,536		8,249

Minority interest		9		5		27		329		788		1,069

Shareholders’ equity:
Capital stock		1,927		2,211		2,446		2,869		3,209		5,868
Additional paid-in capital		498		498		498		498		498		498
Reserves and retained earnings		2,144		1,931		343		1,517		3,684		3,883

Total shareholders’ equity		4,569		4,640		3,287		4,884		7,391		10,249

Total liabilities and shareholders’ equity	US$	9,795	US$	9,508	US$	7,955	US$	11,434	US$	15,715	US$	19,567

(1)	Excludes long-term debt.
(2)	Excludes current portion. At June 30, 2005, we had extended guarantees for borrowings of joint ventures and affiliated companies in an aggregate amount of US$6 million. These contingent liabilities do not appear on the face of our consolidated balance sheets, but are disclosed in note 9 to our unaudited consolidated financial statements, incorporated by reference into this prospectus supplement and the accompanying prospectus.

RISK FACTORS

You should carefully consider the following risks described below, as well the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Relating to Our Business

Due to our dependence on the global steel industry, fluctuations in the demand for steel could adversely affect our business.

Sales prices and volumes in the seaborne iron ore mining industry depend on the prevailing and expected level of demand for iron ore in the world steel industry. The world steel industry is cyclical. A number of factors, the most significant of these being the prevailing level of worldwide demand for steel products, influence the world steel industry. During periods of sluggish or declining regional or world economic growth, demand for steel products generally decreases, which usually leads to corresponding reductions in demand for iron ore.

Driven primarily by strong demand from Chinese steel makers, together with a modest expansion in other markets, the global seaborne iron ore market experienced high demand and rising iron ore and pellet prices in 2004 and the first six months of 2005. We cannot guarantee the length of time that demand will remain at current high levels or the direction of future prices. Sustained declines in world contract prices or sales volumes for iron ore could have a material adverse effect on our revenues.

The mining industry is an intensely competitive industry, and we may have difficulty effectively competing with other mining companies in the future.

Intense competition characterizes the worldwide iron ore industry. We compete with a number of large international mining companies. Some of these competitors possess substantial iron ore mineral deposits at locations closer to our principal Asian and European customers. Competition from foreign or Brazilian iron ore producers may result in our losing market share and revenues. Our aluminum, manganese ore, copper concentrate and other activities are also subject to intense competition and are subject to similar risks.

Demand for iron ore and pellets in peak periods may outstrip our production capacity, rendering us unable to satisfy customer demand.

Our ability to rapidly increase production capacity to satisfy increases in demand for iron ore is limited. In periods when customer demand exceeds our production capacity, we generally satisfy excess customer demand by reselling iron ore and pellets purchased from joint ventures or third parties, which is less profitable to us than selling iron ore we produce. If we are unable to satisfy excess customer demand by purchasing from joint ventures or third parties, we may lose customers. Similarly, because it takes time to increase production capacity, we may fail to complete our iron ore expansion projects in time to take advantage of the current high levels of worldwide demand for iron ore. In addition, operating at or above full capacity may expose us to higher costs, including demurrage fees due to capacity restraints in our mines, railroads and ports.

Adverse economic developments in our principal markets, especially China, could reduce demand for our products, leading to lower revenues and profitability.

The world economy is the primary driver of demand in the global seaborne market for iron ore and pellets. In recent years, China has been the main driver of our sales increases. In 2004 and the first six months of 2005, 16.0% and 15.8%, respectively, of our iron ore and pellet gross revenues were attributable to customers in China, and customers in China accounted for 11.7% of our total consolidated gross operating revenues in both periods. In 2004 and the first six months of 2005, 14.1% and 13.8%, respectively, of our consolidated gross revenues were attributable to customers from Asian countries other than China and 30.1% and 29.8%, respectively, were attributable to sales to European customers. A weakened global economy or a weakened economy in specific markets where we sell our products, such as China, could reduce demand, leading to lower revenues and profitability.

Aluminum and copper are actively traded on world commodity exchanges and their prices are subject to significant fluctuations.

Aluminum and copper are sold in an active world market and traded on commodity exchanges, such as the London Metals Exchange and the Commodity Exchange, Inc. Prices for these metals are subject to wide fluctuations and are affected by many factors, including actual and expected international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others, and actions of participants in the commodity markets. Prices for these metals are more volatile than iron ore and pellet prices because they respond more quickly to actual and expected changes in market conditions.

Commencement of our copper operations will expose us to new risks.

In 2004, we began producing and marketing copper concentrate from our Sossego mine in Carajás. Copper is a new business for CVRD. Risks involved with our entrance into the copper business include, but are not limited to:

•	copper concentrate is sold at prices determined by reference to copper prices on the London Metals Exchange, which are more volatile than prices in our iron ore and pellet businesses;

•	we may experience higher than expected treating and refining costs that decrease our margins;

•	due to our lack of experience in the copper industry, we may face operational difficulties leading to high operating costs;

•	capacity increases by other copper producers may place downward pressure on copper prices; and

•	we may encounter unexpected setbacks in expanding our copper operations due to construction delays, adverse mining conditions or difficulties obtaining required environmental licenses.

Brazilian export products (e.g., grain and steel) could lose their international competitiveness, reducing the internal demand for logistics services.

The Brazilian agriculture and steel industries are currently the primary drivers of demand for our logistics services. In 2004 and in the first six months of 2005, approximately 78.8% and 73.9%, respectively, of our logistics revenues were attributable to these markets. A reduction in world demand for Brazilian steel or agriculture exports could reduce demand for our logistics services and harm the profitability of our logistics business.

Our reserve estimates may be materially different from mineral quantities that we may actually recover, our estimates of mine life may prove inaccurate and market price fluctuations and changes in operating and capital costs may render certain ore reserves or mineral deposits uneconomical to mine.

Our reported ore reserves and mineral deposits are estimated quantities of ore and minerals that have the potential to be economically mined and processed under present and anticipated conditions to extract their mineral content. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including many factors beyond our control. Reserve engineering is a subjective process of estimating underground deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Estimates of different engineers may vary, and results of our mining and production subsequent to the date of an estimate may lead to revision of estimates. Reserve estimates and estimates of mine life may require revision based on actual production experience and other factors. For example, fluctuations in the market price of metals, reduced recovery rates or increased production costs due to inflation or other factors may render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and may ultimately result in a restatement of reserves.

We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly speculative in nature, involves many risks and frequently is nonproductive. Our exploration programs, which involve significant capital expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining life of our existing mines.

Even if we discover mineral deposits, we remain subject to drilling and production risks, which could adversely affect the mining process.

Once we discover mineral deposits, it can take us a number of years from the initial phases of drilling until production is possible, during which the economic feasibility of production may change. It takes substantial time and expenditures to:

•	establish ore reserves through drilling;

•	determine appropriate mining and metallurgical processes for optimizing the recovery of metal contained in ore;

•	obtain environmental and other licenses;

•	construct mining and processing facilities for greenfield properties; and

•	obtain the ore or extract the metals from the ore.

If a project proves not to be economically feasible by the time we are able to exploit it, we may incur substantial write-offs. In addition, potential changes or complications involving metallurgical and other technological processes arising during the life of a project may result in cost overruns that may render the project not economically feasible.

We face rising extraction costs over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer and pits become steeper. As a result, over time, we usually experience rising unit extraction costs with respect to each mine. Several of our mines have operated for long periods, and we will likely experience rising extraction costs per unit in the future at these operations.

An increase in fuel costs may adversely affect our business.

Our operations rely heavily on fuel sources. Fuel and gas represented 11% of our cost of goods sold in 2004 and 10% in the first six months of 2005. Fuel costs are a major component of our total costs in our logistics and pellets businesses, and indirectly affect numerous other areas of our business, including our mining and aluminum-related businesses. An increase in oil and gas prices may lead to lower margins in our logistics, mining and aluminum-related businesses.

We are involved in ongoing antitrust proceedings that could result in divestitures, fines or other restrictions that could harm our business.

We are currently involved in five proceedings before the Conselho Administrativo de Defesa Econômica, or CADE, which is the primary Brazilian antitrust regulator. Three of these proceedings involve post-transaction review of acquisition or joint venture transactions. The remaining two proceedings are administrative proceedings alleging that we have engaged in illegal anticompetitive conduct in connection with our iron ore and logistics businesses. We intend to defend these claims vigorously, but cannot predict their outcome. If CADE were to find that we have engaged in anticompetitive conduct, it could order us to cease the conduct and/or to pay fines, which could be substantial.

CADE recently rendered its decision in connection with its post-transaction review of our acquisitions of Socoimex, Samitri, Ferteco, Belém and CAEMI, and the agreement to unwind the cross-shareholdings between us and Companhia Siderúrgica Nacional, or CSN. On August 10, 2005, CADE issued a decision approving these acquisitions, subject to certain conditions. Under the conditions set forth in CADE’s decision, we must either (i) fully waive our preemptive rights relating to the Casa de Pedra iron ore mine and restructure our equity stake in MRS Logística or (ii) sell all of our stake in Ferteco. We filed an appeal requesting further clarification of CADE’s decision. The appeal was rejected on October 5, 2005, in a decision which has not yet been published. We are analyzing the possibility of further appeal.

For more information, see “Financial Information—Legal Proceedings” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our principal shareholder could have significant influence over our company.

Valepar, our principal shareholder, currently owns 53.3% of our outstanding common stock and 34.1% of our total outstanding capital. For a description of the ownership of our shares, see “Major Shareholders and Related Party Transactions—Principal Shareholder” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. As a result of its share ownership, Valepar can control the outcome of any action requiring shareholder approval, except for the appointment of certain directors and certain members of our conselho fiscal, or fiscal council. Further, the Brazilian government owns three golden shares of CVRD that give it limited veto powers over certain actions that we could otherwise take. For a detailed description of the veto powers granted to the Brazilian government by virtue of its ownership of these golden shares, see “Additional Information—Common Shares and Preferred Shares—General” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Many of our operations depend on joint ventures; our business could be adversely affected if our joint venture partners do not observe their commitments.

We currently operate important parts of our pelletizing, electric energy, aluminum, bauxite and steel businesses through joint ventures with other companies. Our forecasts and plans for these joint ventures assume that our joint venture partners will observe their obligations to make capital contributions, purchase products and, in some cases, provide managerial talent. If any of our joint venture partners fails to observe its commitments, the affected joint venture may not be able to operate in accordance with its business plans or we may have to increase the level of our investment to give effect to these plans. For more information on our joint ventures, see “Information on the Company—Lines of Business” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our market risk management strategy may not be effective.

We are exposed to traditional market risks such as fluctuations in interest rates, exchange rates and commodity prices. In order to partially protect ourselves against market volatility, we enter into hedging transactions to manage some of these risks. See “Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. Our hedging strategy may not be successful in minimizing our cash flow exposure to these fluctuations and we may fail to identify correlations between the various market risks to which we are subject. In addition, to the extent we partially hedge our commodity price exposure, we may limit the upside benefits that we would otherwise experience if commodities prices were to increase. We do not currently hedge risks relating to fluctuations in iron ore, manganese, ferroalloys, copper and oil prices.

Failure to maintain effective internal control over financial reporting could harm investor confidence in the integrity of our financial information, which could have an adverse impact on the trading price of our securities.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report will also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal controls.

If we identify material weaknesses in our internal control over financial reporting and we are unable to correct them in a timely manner, our management may be unable to conclude in its internal control report that our internal control over financial reporting is effective, which could cause investor confidence in the integrity of our financial reporting to suffer, lead to a decline in the trading price of our securities or limit our ability to access the capital markets. Similar adverse effects could result if our auditors express an adverse opinion or disclaim or qualify an opinion on management’s assessment or on the effectiveness of our internal control over financial reporting.

We may not have adequate, if any, insurance coverage for some business risks that could lead to economically harmful consequences to us.

Our businesses are generally subject to a number of risks and hazards, including:

•	industrial accidents;

•	railroad accidents;

•	labor disputes;

•	slope failures;

•	environmental hazards;

•	electricity stoppages;

•	equipment or vessel failures; and

•	severe weather and other natural phenomena.

These occurrences could result in damage to, or destruction of, mineral properties, production facilities, transportation facilities, equipment or vessels. They could also result in personal injury or death, environmental damage, waste of resources or intermediate products, delays or interruption in mining, production or transportation activities, monetary losses and possible legal liability. The insurance we maintain against risks that are typical in our business may not provide adequate coverage. Insurance against some risks (including liabilities for environmental pollution or certain hazards or interruption of certain business activities) may not be available at a reasonable cost or at all. As a result, accidents or other negative developments involving our mining, production or transportation facilities could have a material adverse effect on our operations.

If we are unable to successfully manage the health and safety risks to which our business exposes our employees, our business may be adversely affected.

We operate in regions where tropical diseases are prevalent, and we are developing a potential coal mining operation in Mozambique, where AIDS is a major public health issue. If we are unable to adequately protect our employees from these diseases or are unable to ensure the health and safety of our employees, our business may be adversely affected.

Difficulties in implementing enterprise resource planning software may interfere with the normal functioning of our business.

We are in the process of implementing enterprise resource planning software. If we are unable to replace, upgrade or modify our information technology systems to adapt to this new software in a timely and cost effective manner, our ability to capture and process financial transactions may be impacted. Implementing the software may prove more costly or take longer than expected, result in the loss of data or lead to system malfunctions that interfere with the normal functioning of our business. If we are unable to successfully manage the process of implementing the new software our results of operations may be adversely affected.

We may face delays or shortages in our supply of off-the-road tires and mining equipment due to increased consumption by mining companies that exceeds suppliers’ capacity.

Although manufacturers of mining and drilling equipment have been increasing their capacity, capacity increases have not been sufficient to compensate for the significant increase in demand. In addition, global demand for off-the-road, or OTR, tires has increased significantly recently. There are only five major tire factories worldwide and each is working at maximum capacity. We expect that there will be very limited increases in large radial tire production over the next two years and that delivery lead times will increase significantly. Further capacity increases have been limited by bottlenecks in the distribution of parts and equipment from suppliers to equipment manufacturers. If we are unable to secure sufficient OTR tires to maintain our equipment, we may suffer temporary reductions in our production capacity.

An increase in the prices of mining equipment may adversely affect our business.

Due to the significant expansion of mining investments worldwide and the surge in steel prices, mining equipment prices have increased significantly. Increases in the cost of mining equipment may have a negative effect on the profitability margins of our mining business.

Risks Relating to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of our securities.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes substantial changes in policy, as often occurs in other emerging economies. The Brazilian government’s actions to control inflation and carry out other policies have in the past involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. Our business, financial condition and results of operations may be adversely affected by factors in Brazil including:

•	currency volatility;

•	inflation acceleration;

•	monetary policy and interest rate increases;

•	fiscal policy and tax changes;

•	international trade policy including tariff and non-tariff trade barriers;

•	foreign exchange controls;

•	energy shortages; and

•	other political, social and economic developments in or affecting Brazil.

In recent months, government figures, legislators and political party officials, especially those of the President’s party, have been the subject of a variety of allegations of unethical or illegal conduct. These accusations, which are currently being investigated by the Brazilian Congress, involve campaign financing and election law violations, and influencing of government officials and Congressmen in exchange for political support. Several members of the President’s party and of the federal government, including the President’s chief of staff, have resigned. We cannot predict what effect these accusations and investigations may have on the Brazilian economy and the market for securities of Brazilian issuers.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities.

Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2.567% in 1993 (as measured by the Índice Geral de Preços do Mercado published by Fundação Getúlio Vargas, or IGP-M Index). More recently, Brazil’s rates of inflation were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 0.2% in the nine months ended September 30, 2005 (as measured by the IGP-M Index). Inflation, governmental measures to combat inflation and public speculation about possible future actions have in the past had significant negative effects on the Brazilian economy, and have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence declines, the price of our securities may fall. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, which could involve the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in the value of the real against the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could have a material adverse effect on our net income and cash flow.

The Brazilian currency has historically suffered frequent devaluation. In the past, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Although over long periods depreciation of the Brazilian currency generally is correlated with the differential in the inflation rate in Brazil versus the inflation rate in the U.S., depreciation over shorter periods has resulted in significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.

The real appreciated by 8.1% against the U.S. dollar in 2004, and appreciated by 16.3% during the first nine months of 2005. The exchange rate between the real and the U.S. dollar may continue to fluctuate and may rise or decline substantially from current levels.

Exchange rate variations often have a significant effect on our net income. Depreciation of the real relative to the U.S. dollar may require us to record substantial foreign exchange and monetary losses on our U.S. dollar-denominated debt, whereas appreciation of the real against the U.S. dollar generally leads to the opposite effect. These foreign exchange and monetary gains or losses can be substantial, which can make our earnings from one period to the next more volatile. Exchange rate variations also have a substantial impact on our revenues and costs, because most of our revenues are in U.S. dollars and most of our costs are in reais. As a result, appreciation of the real against the U.S. dollar generally results in lower revenues and higher costs, which can hurt our operating profitability. Exchange rate variations also influence the Brazilian economy and inflation rates, which may lead the Brazilian government to adopt policies that may have an adverse impact on our business. For additional information about historical exchange rates, see “Exchange Rates” in this prospectus supplement.

Access to and the cost of borrowing in international capital markets for Brazilian companies are influenced by investor perceptions of risk in Brazil and other emerging economies, which may hurt our ability to finance our operations at an acceptable cost or reduce the trading price of our securities.

International investors generally consider Brazil to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies. Economic crises in one or more emerging market countries may reduce overall investor appetite for securities of emerging market issuers. Past economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have resulted in significant outflows of U.S. dollars from Brazil and caused Brazilian companies to face higher costs for raising funds, both domestically and abroad, and have effectively impeded the access to international capital markets for extended periods. We cannot assure you that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to us. In addition, future financial crises in emerging market countries may have a negative impact on the Brazilian markets, which could adversely affect the trading price of our securities.

Brazilian government policies in the energy sector may have an adverse impact on the cost or supply of electricity for our aluminum-related and ferroalloy operations.

We are a significant consumer of Brazil’s electricity production, and accounted for approximately 4.5% of total consumption in Brazil in 2004. Electricity costs are a significant component of the cost of producing aluminum and ferroalloys and represented 7.7% of our cost of goods sold in 2004 and 7.8% in the first six months of 2005.

Brazil faced a shortage of energy during the second half of 2001, which led to an energy-rationing program that required a decrease in energy consumption by at least 20%. As a result of this program, we experienced a temporary reduction in our aluminum and ferroalloy production, both of which use significant amounts of electricity. Although the energy shortages ended in late 2001, and energy-use restrictions were lifted in March 2002, we cannot assure you that Brazil will not experience future energy shortages. Future shortages and government policies to respond to or prevent shortages may have an adverse impact on the cost or supply of electricity for our aluminum and ferroalloy operations.

The Brazilian power generation business depends on concessions granted by the government and is regulated and supervised by ANEEL. A new law for the electricity sector was approved by the Brazilian Congress in March 2004 and established two public auctions in order to trade excess energy available in the market. The first auction occurred in December 2004 and the second in April 2005. The prices established in these auctions were low and may contribute to a decline in investments in future generation projects that could lead to energy shortages in the future. Changes in the laws, regulations or governmental policies regarding the power sector or concession requirements could lower the returns we are expecting from our investments in power generation. For more information on the regulations governing our energy production, see “Information on the Company—Regulatory Matters” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Our mining and logistics activities depend on authorizations of regulatory agencies, and changes in regulations could have an adverse effect on our business.

Our mining and logistics activities in Brazil depend on authorizations and concessions by regulatory agencies of the Brazilian government. Our exploration, mining, mineral processing and logistics activities are also subject to Brazilian laws and regulations, which can change at any time. If these laws and regulations change in the future, modifications to our technologies and operations could be required, and we could be required to make unbudgeted capital expenditures. For a more detailed discussion about the authorizations and concessions by regulatory agencies of the Brazilian government upon which our mining and logistics activities depend, see “Information on the Company—Regulatory Matters” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Brazilian environmental laws may adversely affect our mining and energy businesses.

Our operations often involve using, handling, disposing and discharging hazardous materials into the environment or the use of natural resources, and are therefore subject to the environmental laws and regulations of Brazil. Environmental regulation in Brazil has become stricter in recent years, and it is possible that more regulation or more aggressive enforcement of existing regulations will adversely affect us by imposing restrictions on our activities, creating new requirements for the issuance or renewal of environmental licenses, raising our costs or requiring us to engage in expensive reclamation efforts.

Our projects often require us to obtain or renew environmental licenses. Difficulties in obtaining those licenses may lead to construction delays or cost increases and in some cases may lead us to abandon a project.

We are also subject to Brazilian environmental legislation that requires companies undertaking projects with significant environmental impact to pay an “environmental compensation” fee in the amount of at least 0.5% of the total investment in the venture. There are numerous uncertainties about how this law will be applied in practice. If the level of the fees actually charged were increased above 0.5%, it would significantly increase our costs and, depending on the magnitude of the fees involved, could have a material adverse effect on our liquidity. Uncertainties regarding calculation and payment of these fees may strain our relations with the Brazilian environmental authorities or lead to delays in obtaining necessary environmental permits.

Brazilian laws restricting development in the Amazon region for legal reserve purposes may place limits on our ability to expand certain of our copper or other operations and to fully exploit our mineral rights in those regions. See “Information on the Company—Regulatory Matters—Environmental Matters” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Several Brazilian states in which we operate are currently considering implementing water usage fees under the National Hydrological Resources Policy. This may require us to pay usage fees in the future for water rights that we currently use for free, which could considerably increase our costs in areas where water resources are scarce.

In addition, we are currently a defendant in an action brought by the municipality of Itabira, in the state of Minas Gerais, Brazil, which alleges that our Itabira iron ore mining operations have caused environmental and social damages. If we do not prevail in this lawsuit, we could incur a substantial expense. For more information on environmental laws and the legal challenges we face, see “Information on the Company—Regulatory Matters—Environmental Matters” and “Financial Information—Legal Proceedings” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Risks Relating to the Notes

CVRD’s subsidiaries, affiliated companies and joint ventures are not obligated under the notes or the guaranty, and these companies’ obligations to their own creditors will effectively rank ahead of CVRD’s obligations under the guaranty.

Vale Overseas is the obligor under the notes, and only the parent company, CVRD, is obligated under the guaranty of the notes.

Vale Overseas has no operations or assets. In the future it may hold unsecured obligations from other CVRD subsidiaries to repay loans. These other subsidiaries will not be liable under the notes or the guaranty, and they may not have the ability to repay their loans from Vale Overseas.

CVRD conducts a significant amount of business through subsidiaries, affiliated companies and joint ventures, none of which are obligated under the notes or the guaranty. In the first six months of 2005, the subsidiaries were responsible for approximately 34.9% of CVRD’s consolidated U.S. GAAP revenues from operations and approximately 32.4% of CVRD’s consolidated U.S. GAAP net cash flows provided by operating activities. The claims of any creditor of a subsidiary, affiliated company or joint venture of CVRD would rank ahead of CVRD’s ability to receive dividends and other cash flows from these companies. As a result, claims of these creditors would rank ahead of CVRD’s ability to access cash from these companies in order to satisfy its obligations under the guaranty. In addition, these subsidiaries, affiliated companies and joint ventures may be restricted by their own loan agreements, governing instruments and other contracts from distributing cash to CVRD to enable CVRD to perform under its guaranty. At June 30, 2005, 27.9% of CVRD’s consolidated U.S. GAAP liabilities were owed by subsidiaries of CVRD, which is the only obligor under the guaranty, meaning that the creditors under these liabilities would rank ahead of investors in the notes in the event of CVRD’s insolvency.

The indenture governing the notes contains restrictions on the conduct of business by Vale Overseas and CVRD, including limits on their ability to grant liens over their assets for the benefit of other creditors. These restrictions do not apply to CVRD’s other subsidiaries, affiliated companies and joint ventures, and these companies are not limited by the indenture in their ability to pledge their assets to other creditors.

In addition, holders of the Vale Overseas’ Enhanced Guaranteed Notes due 2007 have a security interest in a reserve account which secures the payment of eighteen months of interest in the event of certain political risk events.

There may not be a liquid trading market for the notes.

There can be no assurance that a liquid trading market for the notes will develop or, if one develops, that it will be maintained. If an active market for the notes does not develop, the price of the notes and the ability of a holder of notes to find a ready buyer will be adversely affected.

We may not be able to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies generally, and U.S. dollars in particular. The government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our access to U.S. dollars to meet our U.S. dollar obligations and could also have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact of any such measures on the Brazilian economy.

We would be required to pay bankruptcy judgments only in reais.

Any judgment obtained against CVRD in the courts of Brazil in respect of any of CVRD’s payment obligations under the notes will be expressed in reais equivalent to the U.S. dollar amount of such sum at the commercial exchange rate on the date at which such judgment is rendered. Accordingly, in case of bankruptcy, all credits held against CVRD denominated in foreign currency shall be converted into reais at the prevailing rate on the date of declaration of bankruptcy by the judge. In any case, further authorization by the Central Bank of Brazil shall be required for the conversion of such reais-denominated amount into foreign currency and for its remittance abroad.

Developments in other countries may affect prices for the notes.

The market value of securities of Brazilian companies is, to varying degrees, affected by economic and market conditions in other countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Brazilian issuers. For example, in October 1997, prices of both Brazilian debt securities and Brazilian equity securities dropped substantially, precipitated by a sharp drop in the value of securities in Asian markets. The market value of the notes could be adversely affected by events elsewhere, especially in emerging market countries.

USE OF PROCEEDS

The net proceeds of this offering will be used for CVRD’s general corporate purposes, which may include funding working capital and capital expenditures and financing potential acquisitions. See “Recent Developments—Liquidity and Capital Resources—Overview” for a description of CVRD’s anticipated cash needs for 2005. The amount of the net proceeds of this offering, after deducting commissions and expenses, is expected to be approximately US$326,400,000.

CAPITALIZATION OF CVRD

The table below sets forth CVRD’s consolidated capitalization at June 30, 2005 on an actual basis and as adjusted to give effect to the issuance of the notes offered hereby.

You should read the table together with CVRD’s consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement and accompanying prospectus.

	At June 30, 2005
	Actual		As adjusted
	(unaudited)
	(millions of US$)
Debt included in current liabilities:
Current portion of long-term debt	US$	685	US$	685
Short-term debt		346		346
Loans from related parties		50		50
Debt included in long-term liabilities:
Long-term debt (excluding current portion):
Secured		994		994
Unsecured		2,078		2,378

Total long-term debt (excluding current portion)		3,072		3,372
Loans from related parties		15		15

Total debt		4,168		4,468

Stockholders’ equity:
Preferred shares—1,800,000,000 shares authorized and 415,727,739 issued		2,150		2,150
Common shares—900,000,000 shares authorized and 749,949,429 issued		3,806		3,806
Treasury shares—14,145,510 common and 11,803 preferred shares		(88)		(88)
Additional paid-in capital		498		498
Retained earnings:
Appropriated		1,829		1,829
Unappropriated		4,798		4,798
Other cumulative comprehensive income		(2,744)		(2,744)

Total stockholders’ equity		10,249		10,249

Total capitalization (total stockholders’ equity plus total debt)	US$	14,417	US$	14,717

Except as disclosed in this prospectus supplement under “Recent Developments,” there has been no material change to the consolidated capitalization of CVRD since June 30, 2005.

RECENT DEVELOPMENTS

Approval of Project to Expand Carajás Production to 100 million Tons Per Year

Our Board of Directors approved the project to increase the Carajás iron ore production capacity to 100 million tons per year. This project is in the detailed planning phase for engineering and for initiating the equipment, work and services supply processes. We expect that our total capital expenditures for the project will be approximately US$376 million. Conclusion of the project is scheduled for 2007.

CVRD Rated Investment Grade

On July 8, 2005, Moody’s upgraded our foreign currency rating from Ba1 to Baa3. We are the first Brazilian company controlled by Brazilian shareholders to obtain an investment grade rating. On August 11, 2005, Dominion Bond Rating Service initiated coverage of us by assigning a rating of BBB (low), corresponding to investment grade, to our senior unsecured debt. On October 10, 2005, S&P assigned its ‘BBB’ local and foreign currency corporate credit ratings to us. This is the first time that S&P has awarded a Brazilian company controlled by Brazilian shareholders a local and foreign currency corporate credit rating superior to Brazil’s sovereign rating. Taken together with the earlier investment grade ratings by Moody’s and Dominion Bond Ratings Services, the investment grade rating by S&P marks an important milestone in the recognition by ratings agencies of our credit quality.

Approval of the Vermelho Nickel Project

In July 2005, our Board of Directors approved the investment to develop the Vermelho nickel project. The Vermelho nickel project is located in the Carajás region in the state of Pará, Brazil, 70 km south of our Carajás iron ore mines and 15 km east of our Sossego copper mine. As currently planned, its estimated production capacity is 46,000 tons per year of metallic nickel, and 2,800 tons per year of metallic cobalt. We estimate that our total capital expenditures to develop the project will amount to approximately US$1.2 billion, and have currently expect the project to begin operations on or about the fourth quarter of 2008.

Mineral Exploration in Australia

In July 2005, we signed an agreement with the Australian mining companies Aquila Resources Limited and AMCI Holdings for an exploration study of the Belvedere Coal Underground Project, or Belvedere. Belvedere is a hard coking coal resource located in the State of Queensland, Australia. At the conclusion of the pre-feasibility study, we have the option to acquire a 51% interest in Belvedere at a price of US$90 million. We have further options to increase our stake in the project to 100% by acquiring our partners’ interests at a fair market value determined at the time of our exercising each option.

Divestment of QCM

On July 22, 2005, our subsidiary Caemi sold its shareholdings in Quebec Cartier Mining Company, or QCM, an iron ore and pellets producer with operations in Quebec, Canada, for US$125 million, to Dofasco Inc. This transaction completed our compliance with our undertakings to the antitrust authorities of the European Union.

Offer to Acquire Canico Resource Corp.

On September 23, 2005, we commenced a tender offer to acquire all of the outstanding common shares of Canico Resource Corp., or Canico, a Canadian company listed on the Toronto Stock Exchange, at a price of Cdn.$17.50 in cash per Canico common share. Canico is a Canadian development-stage company that is engaged in exploring and assessing the potential for development of the Onça-Puma nickel laterite deposits located in the state of Pará, Brazil. Completion of the tender offer is conditioned on the tender of a sufficient number of shares pursuant to the offer such that we will own at least 50% plus one of Canico’s common shares, on a fully-diluted basis. The tender offer is also conditioned on the receipt of all necessary regulatory approvals, the absence of litigation, no material adverse change at Canico and certain other conditions. On October 10, 2005, the Board of Directors of Canico recommended that the shareholders of the company not tender their common shares. The tender offer remains open for the term established in the offering memorandum and will expire on November 28, 2005. Assuming 100% participation in the tender offer at the above offer price, the maximum purchase price payable by us pursuant to the tender offer would be approximately Cdn.$724.9 million.

Antitrust Proceedings

On August 10, 2005, Brazil’s primary antitrust regulator, CADE, issued a decision approving, subject to specified conditions, our acquisitions of Socoimex, Samitri, Ferteco, Belém and CAEMI, and the agreement to unwind the cross-shareholdings between us and CSN. Under the conditions set forth in CADE’s decision, we must either (i) fully waive our preemptive rights to ore from the Casa de Pedra iron ore mine and restructure our equity stake in MRS Logística or (ii) sell all of our stake in Ferteco. We filed an appeal requesting further clarification of CADE’s decision. The appeal was rejected on October 5, 2005, in a decision which has not yet been published. We are analyzing the possibility of further appeal. For more information, see “Financial Information—Legal Proceedings” in our Form 20-F, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

Development of 118 Copper Project

In October 2005, our Board of Directors approved our investment in the 118 copper mining project, located in the state of Pará, Brazil. We currently estimate that capital expenditures for the project will amount to approximately US$232 million and have targeted startup for the first half of 2008. The estimated production capacity of the project is 36,000 tons per year.

Approval of Projects to Increase Pellet Production Capacity

On October 24, 2005, we announced the approval of our Board of Directors of projects to increase pellet production capacity at both our Samarco joint venture and at our wholly owned subsidiary Caemi. The expansion at Samarco, our 50% owned joint venture with BHP Billiton, is expected to add 7.6 million tons per year of capacity to Samarco and to involve an investment of approximately US$1,183 million. Samarco has targeted startup for the first half of 2008. At Caemi, we approved a project to construct a pelletizing plant with a capacity to produce 7 million tons per year at an estimated cost of US$759 million, and have targeted startup for 2008.

Results of Operations for the Six-Month Periods Ended June 30, 2005 and 2004

Overview

We generated net income of US$2,328 million in the first half of 2005, a 156.1% increase over the amount recorded in the same period in 2004. This performance was driven primarily by an 81.3% increase in operating income, which rose to US$2,566 million in the first half of 2005. The operating income increase resulted both from higher net revenues, which increased by 60.8% over the comparable period in 2004, and higher overall operating income margins, which increased from 39.6% in the first half of 2004 to 44.6% in the same period in 2005. The increase in revenues and margins were driven by high demand and rising prices for our main products resulting principally from continued strong demand from China. Our net income in the first half of 2005 was also positively affected by a US$719 million increase in non-operating income, resulting primarily from the appreciation of the real against the U.S. dollar.

Revenues

Our gross operating revenues rose to US$6,049 million in the first half of 2005, a 60.8% increase over the comparable period in 2004. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Six months ended June 30,
	2005		2004		% Change
	(in millions of US$)
Iron ore and pellets
Iron ore	US$	3,256	US$	1,769	84.1%
Pellets		910		554	64.3

Subtotal		4,166		2,323	79.3

Manganese ore and ferroalloys		346		295	17.3
Potash		61		54	13.0
Kaolin		84		78	7.7
Copper		168		24	600.0
Revenues from logistic services		548		411	33.3
Aluminum-related products		673		569	18.3
Other products and services		3		10	(70.0)

Gross revenues		6,049		3,764	60.7
Value added tax		(300)		(188)	59.6

Net operating revenues	US$	5,749	US$	3,576	60.8

Iron ore and pellets

Driven by continued high levels of demand in the global seaborne iron ore market, customer demand for iron ore and pellets continued to exceed our production capacity in the first half of 2005. Reflecting the excess demand, we reached agreements with major steelmakers in February 2005 under which our reference prices for iron ore and pellets increased by an average of 71.5% and 86.7% respectively. These price increases had a significant positive effect on our gross revenues in the first half of 2005. We also increased our shipments of iron ore by 13,468 tons, or 14.1%, compared to the first half of 2004. Reflecting these positive volume and pricing trends, our gross revenues from iron ore and pellets increased 79.3% from US$2,323 million in the first half of 2004 to US$4,166 million in the first half of 2005.

Iron ore. Gross revenues from iron ore increased by 84.1% from US$1,769 million in the first half of 2004 to US$3,256 million in the first half of 2005, driven primarily by a 14.1% increase in shipments of iron ore and a 61.1% increase in average selling prices. The increase in shipments was made possible by higher production at our existing mines, initial production increases under capacity expansion projects at Capão Xavier and Fábrica Nova, and an increase in iron ore purchases from third parties from 7,687 tons to 8,496 tons, in response to strong demand growth. The price increases resulted mainly from higher iron ore prices agreed with major steelmakers in February 2005 that were retroactive to January for most clients in Europe and to April for most clients in Asia.

Pellets. Gross revenues from pellets increased by 64.3%, from US$554 million in the first half of 2004 to US$910 million in the first half of 2005. The increase was driven by a 68.9% increase in average selling prices. Total shipments in the first half of 2005 of 13,532 million tons were marginally lower than the 13,584 million tons in the same period in 2004, primarily reflecting a scheduled maintenance shutdown at our Sao Luis pellet plant in the second quarter of 2005. The price increases reflect the pellet prices agreed with major steelmakers in February 2005 that were retroactive to January for most clients in Europe and to April for most clients in Asia.

Manganese ore and ferroalloys

Gross revenues from sales of manganese ore and ferroalloys increased by 17.3%, from US$295 million in the first half of 2004 to US$346 million in the first half of 2005. This increase resulted from:

•	An 11.6% increase in gross revenues from ferroalloys, from US$275 million in the first half of 2004 to US$307 million in the first half of 2005. The increase was driven by a 34.5% increase in average selling prices, which more than offset a 17% decrease in sales volume compared to the same period in 2004. Despite the increase in average selling prices compared to the first half of 2004, ferroalloy prices fell sharply in the second quarter of 2005, reflecting oversupply in the ferroalloy market due to significant global production growth in 2004. In light of the accumulation of inventories and falling prices, we have decided to temporarily shut down our plants in Norway and to reduce production at our plants in France. We expect global supply of ferroalloys, and as a result, ferroalloy prices, to stabilize in the coming quarters as swing producers shut down capacity due to the decline in prices.

•	A 95% increase in sales revenues of manganese ore, from US$20 million in the first half of 2004 to US$39 million in the first half of 2005. This increase reflected a 7.1% increase in volume and a 82.1% increase in average selling prices compared to the same period in 2004 reflecting strong global demand (principally from China) through the first quarter of 2005. Manganese demand and prices were lower in the second quarter of 2005, and we expect demand and prices for manganese to decline in the coming quarters as ferroalloy production decreased in response to falling ferroalloy prices.

Potash

Gross revenues from sales of potash increased by 13%, from US$54 million in the first half of 2004 to US$61 million in the first half of 2005. The increase was driven by a 28.6% increase in average selling prices, reflecting strong demand. The higher average selling prices were partially offset by lower sales volumes, which decreased 12.2% in the first half of 2005 compared to the same period in the prior year. Shipments were lower due to a major drought that delayed planting and, as a consequence, reduced the need for fertilizers. In the second half of 2005, with the effects of the drought overcome, and with the planting for the new crop – especially coffee, which uses potash intensively as a soil nutrient – we expect demand for potash to increase. We expect to meet the projected increase in demand in part through our recently completed capacity expansion at our Taquari-Vassouras mine.

Kaolin

Gross revenues from sales of kaolin increased by 7.7%, from US$78 million in the first half of 2004 to US$84 million in the first half of 2005 due principally to an 11.2% increase in average selling prices, partially offset by a 3.1% decrease in volume.

Logistic services

Gross revenues from logistic services increased by 33.3% from US$411 million in the first half of 2004 to US$548 million in the first half of 2005. The improved performance in logistics revenues reflects our efforts to add railroad capacity to exploit opportunities provided mainly by agricultural production, especially grains. In particular, the increase in gross revenues from logistic services reflects:

•	A 36.7% increase in revenues from railroad transportation, from US$286 million in the first half of 2004 to US$391 million in the first half of 2005. The increase in revenues was mainly driven by a 35.8% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to high demand. Volumes shipped were also slightly higher, increasing by 0.7% during the same period.

•	A 27.7% increase in gross revenues from port operations, from US$83 million in the first half of 2004 to US$106 million in the first half of 2005. The increase in port operations gross revenues was driven primarily by a 21.2% increase in average selling prices, reflecting the appreciation of the real as well as higher real-denominated prices due to high demand, as well as a 5.4% increase in volume.

•	A 21.4% increase in gross revenues from shipping, from US$42 million in the first half of 2004 to US$51 million in the first half of 2005, primarily reflecting higher general cargo freight prices.

Aluminum-related products

Gross revenues from aluminum-related products increased 18.3%, from US$569 million in the first half of 2004 to US$673 million in the same period in 2005. The main drivers were:

•	Gross revenues from sales of bauxite remained stable at US$23 million for the first half of 2004 and 2005. An average 8.9% increase in prices due to a general rise in worldwide bauxite prices was offset by an 8.1% decrease in volume, reflecting higher consumption of bauxite by our Alunorte subsidiary, which reduced the amount of bauxite available for sale to third parties.

•	A 31.6% increase in gross revenues from sales of alumina, from US$187 million in the first half of 2004 to US$246 million in the first half of 2005. The increase in alumina gross revenues resulted from a 7.6% increase in sales volume and a 22.3% increase in average selling prices for alumina driven by the increase in worldwide demand.

•	A 12.5% increase in gross revenues from sales of aluminum, from US$359 million in the first half of 2004 to US$404 million in the first half of 2005. This increase was driven by a 12.9% rise in average sales prices, reflecting strong worldwide demand for aluminum. Volumes remained stable compared to the same period in 2004.

Copper

Copper production at CVRD started in June 2004. Reflecting a full six months of production in the first half of 2005, compared to only one month in the first half of 2004, gross revenues from sales of copper increased by 600% to US$168 million in the first half of 2005. Output from our Sossego copper mine in the first half of 2005 was lower than initially expected due to delays in receiving replacement drilling equipment needed to address harder than expected rock conditions. We expect the drilling equipment to be delivered in the second half of 2005. Gross revenues in the first half of 2005 were also positively impacted by copper prices, which continue to post record levels, reflecting strong Chinese demand, a slowdown in the increase in smelter production and a lower levels of reported inventories.

Other products and services

Gross revenues from other products and services decreased 70%, from US$10 million in the first half of 2004 to US$3 million in the first half of 2005.

Operating costs and expenses

The following table summarizes our operating costs and expenses for the periods indicated.

	Six months ended June 30,
	2005		2004		% change
	(in millions of US$)
Cost of ores and metals	US$	2,046	US$	1,290	58.6%
Cost of logistic services		312		232	34.5
Cost of aluminum-related products		394		290	35.9
Others		3		8	(62.5)

Cost of goods sold		2,755		1,820	51.4
Selling, general and administrative expenses		248		207	19.8
Research and development		88		50	76
Employee profit sharing plan		41		30	36.7
Other costs and expense		51		54	(5.6)

Total operating costs and expenses	US$	3,183	US$	2,161	47.3

Cost of goods sold

General. Total cost of goods sold increased 51.4%, from US$1,820 million in the first half of 2004 to US$2,755 million in the first half of 2005. This increase resulted primarily from the following factors:

•	Appreciation of 13.4% of the real against the U.S. dollar led to increased U.S. dollar costs because the majority of CVRD’s costs and expenses are denominated in reais.

•	Material costs increased by US$316 million, or 67%, in the first half of 2005, driven primarily by the rise in the price of raw materials, fuel oil and natural gas, as well as expanded production.

•	Cost of outsourced services increased by US$260 million, or 70%, in the first half of 2005, driven primarily by the rise of sales volumes, increases in rail freight charges, increased services for removal of waste material in the mines and higher services prices.

•	Cost of iron ore and pellets purchased from other mining companies increased by 46%, primarily reflecting price increases in 2005. Iron ore purchased from third party suppliers in the first half of 2005 amounted to 8,496 million tons, 10.5% more than the 7,687 million tons purchased in the first half of 2004.

Cost of ores and metals. Cost of ores and metals sold increased by 58.6% to US$2,046 million in the first half of 2005 from US$1,290 million in the first half of 2004, primarily due to increased production volumes required by the 12.3% increase in sales of iron ore and pellets. A portion of the increase in the cost of ores and metals sold reflects higher pellet prices, which increase the amount we pay to our pelletizing joint ventures for pellets and higher prices and volumes of iron ore purchased from third parties to meet excess demand. The cost of ores and metals during the first half of 2005 also includes US$93 million related to our copper mine, which began operations in June 2004.

Cost of logistic services. Cost of logistic services increased by 34.5%, from US$232 million in the first half of 2004 to US$312 million in the first half of 2005 due to higher cargo volumes, higher fuel costs and the appreciation of the real against the U.S. dollar.

Cost of aluminum-related products. Cost of aluminum-related products increased by 35.9%, from US$290 million in the first half of 2004 to US$394 million in the first half of 2005, primarily reflecting higher prices for the bauxite Alunorte acquires from MRN, higher fuel prices, and higher electricity prices under the Albras long-term energy supply contract, which is denominated in reais and partially indexed to the price of aluminum on the London Metals Exchange.

Cost of other products and services. Cost of other products and services decreased from US$8 million in the first half of 2004 to US$3 million in the first half of 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 19.8%, from US$207 million in the first half of 2004 to US$248 million in the first half of 2005. The increase resulted primarily from higher selling expenses due to the increase in sales volume, an increase in salaries and the appreciation of the real against the U.S. dollar.

Other costs and expenses

Other costs and expenses decreased from US$54 million in the first half of 2004 to US$51 million in the first half of 2005.

Operating Income by Segment

The following table provides information concerning our operating income by segment and as a percentage of revenues for the periods indicated.

	Six months ended June 30,
	2005			2004
	Operating income (loss)		% of net operating revenues	Operating income (loss)		% of net operating revenues
	(in millions of US$)			(in millions of US$)
Ferrous minerals
Iron ore	US$	1,763	56.1%	US$	804	47.1%
Pellets		295	33.8		153	28.6
Manganese ore		13	36.1		3	17.6
Ferroalloys		93	33.3		89	35.0
Non-ferrous minerals
Potash		23	41.1		20	44.4
Kaolin		21	26.0		25	33.3
Copper		63	38.4		18	75.0
Aluminum-related
Bauxite		2	8.7		2	8.7
Alumina		22	9.7		13	7.3
Aluminum		209	52.0		230	64.2
Logistics
Railroads		95	29.1		83	34.3
Ports		27	31.0		31	40.3
Ships		1	2.1		(21)	—
Others		(61)	—		(35)	—

Total	US$	2,566	44.6	US$	1,415	39.6

Our operating income increased as a percentage of net operating revenues from 39.6% in the first half of 2004 to 44.6% in the first half of 2005. This increase was driven primarily by higher revenues and operating margins in the ferrous minerals businesses resulting mainly from higher prices. The improvement in these segments was partially offset by declines of margins in the aluminum, railroad, ports, kaolin and copper segments. The decline in aluminum segment margins primarily reflects the appreciation of the real and higher energy prices, which more than offset the impact of higher aluminum prices. The decline in copper operating margins resulted primarily from higher unit operating costs reflecting the lower than expected volumes due to the adverse drilling conditions described above. The decline in the railroad segment reflects higher fuel prices, which were only partially offset by higher average selling prices.

Non-operating income (Expenses)

The following table details our non-operating income (expenses) for the periods indicated.

	Six months ended June 30,
	2005		2004
	(millions of US$)
Financial income	US$	56	US$	31
Financial expenses		(143)		(248)
Foreign exchange and monetary gains (losses) net		302		(287)
Non-operating income (expenses)	US$	215	US$	(504)

We had net non-operating income of US$215 million in the first half of 2005, compared to net non-operating expenses of US$504 million in the first half of 2004. This change primarily reflects:

•	The positive impact of exchange rate movements on our net U.S.-dollar denominated liabilities caused by the appreciation of the real in 2005, from R$2.6544 to US$1.00 at December 31, 2004 to R$2.3504 to US$1.00 at June 30, 2005. The appreciation of the real from December 2004 to June 2005 totaled 11.5% while from December 2003 to June 2004 the real depreciated against the U.S. dollar by 7.6%.

•	An increase in the return on cash holdings, reflected in higher financial income, increasing to US$56 million in the first half of 2005 from US$31 million in the first half of 2004 due mainly to an increase in interest rates.

•	A decrease in financial expenses from US$248 million in the first half of 2004 to US$143 million in the first half of 2005, principally due to the decrease of foreign loans caused by the appreciation of the real in 2005 and to gains on aluminum financial derivatives.

Income Taxes

In the first half of 2005, we recorded a net income tax expense of US$550 million, compared to a net tax expense of US$129 million in the first half of 2004. The difference resulted primarily from:

•	An increase in pre-tax income to US$2,781 million in the first six months of 2005 from US$911 million in the same period in 2004.

•	A tax benefit of US$128 million in respect of exempt foreign income in the first six months of 2005, compared to a US$35 million income in the first six months of 2004. This change resulted primarily from the effects of the tax exempt foreign exchange variations relating to foreign assets.

•	An increase in tax incentives from US$12 million in the first half of 2004 compared to US$81 million in the same period in 2005.

Affiliates and Joint Ventures

Our equity income derived from the results of affiliates and joint ventures and provisions for losses on equity investments increased to a gain of US$353 million in the first half of 2005, compared to a gain of US$236 million in the first half of 2004. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Six months ended June 30,
	2005		2004
	(in millions of US$)
Equity in results of affiliates and joint ventures and provision for losses on equity investments
Ferrous minerals	US$	180	US$	65
Logistics		22		14
Aluminum and Bauxite		36		32
Steel		115		126
Others		—		(1)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	353	US$	236

Ferrous. Our equity income derived from the results of iron ore and pellet affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$180 million in the first half of 2005, compared to a gain of US$65 million in the first half of 2004. The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets as well as increases in average sales prices.

Logistics. In the first half of 2005, our equity income derived from the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$22 million in the first half of 2005, compared to a gain of US$14 million in the first half of 2004. The increase in gain for the first half of 2005 was driven by improved results at MRS Logística railroad.

Aluminum-related. Our equity income derived from the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments rose to a gain of US$36 million in the first half of 2005, compared to a gain of US$32 million in the first half of 2004. This increase is due to improvements in the performance of MRN, where volumes increased by 14% and average selling prices increased by 20%. This effect was partially offset by higher costs due to the appreciation of the real against the U.S. dollar.

Steel. In the first half of 2005, we recorded a net gain of US$115 million in respect of our equity income derived from the results of steel affiliates and joint ventures, compared to a net gain of US$126 million in the first half of 2004. The decrease reflects the divestiture of CST during 2004, which was partially offset by an improved performance at Usiminas due to higher selling prices.

Liquidity and Capital Resources

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our currently anticipated capital requirements.

In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods. We also may dispose of assets.

In the second half of 2005, we expect our major cash needs to amount to approximately US$3.7 billion, which includes payment of dividends in the amount of US$0.8 billion, repayment of debt in the amount of approximately US$0.7 billion and capital expenditures in the amount of approximately US$2.2 billion. This figure excludes amounts payable in connection with the potential acquisition of Canico described above in “Recent Developments.” We currently expect to meet our cash needs for the remainder of 2005 primarily through a combination of operating cash flow, cash and cash equivalents on hand and new debt, including the net proceeds of this offering.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At June 30, 2005, we had cash and cash equivalents of US$956 million. Our operating activities generated positive cash flows of US$1,857 million in the first half of 2005.

In addition to the above sources of liquidity, CVRD has a committed credit line facility for the purpose of improving the efficiency of its cash management and reducing debt refinancing risks during moments of instability in financial markets. In April 2005, the program was increased to US$750 million from US$500 million. This increase was accompanied by an extension in tenor and a cost reduction. The changes result from the rollover of the US$400 million tranche which was signed by CVRD in May 2004 and was due in May 2005. This tranche was increased to US$650 million on a committed bank facility with a syndicate of 11 commercial banks from the United States, Europe and Asia. The transaction was structured to prevent any restrictions related to sovereign risk on the disbursement of committed funds. The new facility has a utilization term of two years, and a payback period, if drawn down, of two years. Since the beginning of the program in May of 2004, CVRD has never made use of the funds available under the facility.

We believe we are well positioned to raise additional capital in the debt markets to the extent needed. At June 30, 2005, we had remaining capacity under our shelf registration statement filed with the Securities and Exchange Commission of US$1.5 billion. In addition, we are among the most highly rated Brazilian corporate borrowers, which we believe enhances our ability to access the debt markets. Currently, CVRD is rated Baa3 by Moody’s Investors Service, BBB by Standard & Poor’s and BBB (low) by Dominion Bond Rating Services. Improving our credit rating is a major strategic objective.

Uses of Funds

Capital Expenditures

In the first half of 2005, our net cash flow used in investing activities was US$1,547 million. Capital expenditures and investments amounted to US$1,529 million. In 2005, we have budgeted US$3.3 billion for capital expenditures. This amount includes expenditures on projects as well as expenditures for maintenance and mineral exploration. Given increases in equipment prices, our total capital expenditures for 2005 may exceed the budgeted amount.

Dividends

We paid total dividends and interest on shareholders equity of US$500 million in the first half of 2005 and we expect to pay US$800 million in the second half of 2005.

In January 2005, the Executive Board announced a proposed minimum dividend amount for 2005 of US$1,000 million. In April 2005, the first installment of this dividend was approved by our Board of Directors in the amount of US$500 million and was paid on April 29, 2005. In September 2005, the Executive Board proposed the payment of an additional US$300 million. Each of the second installment of the minimum dividend (US$500 million) and the extra dividend (US$300 million) was approved by the Board of Directors on October 14, 2005 and will be paid on October 31, 2005.

Debt

At June 30, 2005, we had total outstanding debt of US$4,168 million, consisting of short-term debt (including US$685 million in current portion of long-term debt and US$50 million of loans from related parties) of US$1,081 million, and long-term debt (excluding current portion) of US$3,087 million (including US$15 million of loans from related parties). At June 30, 2005, approximately US$994 million of our debt was secured by liens on some of our assets.

Our short-term debt consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export prepayments and export sales advances with foreign and Brazilian financial institutions.

Our major categories of long-term indebtedness (including the current portion of long-term debt and excluding the accrued charges) are as follows:

•	U.S. dollar-denominated foreign loans and financing (US$1,592 million at June 30, 2005). These loans primarily include export financing lines, import finance from export credit agencies, loans from commercial banks and multilateral organizations. The loans generally bear floating rate interest at spreads over LIBOR.

•

U.S. dollar-denominated fixed rate notes (US$913 million at June 30, 2005). We have issued several series of fixed rate bonds through our finance subsidiary Vale Overseas Limited with a CVRD guarantee. The US$913 million outstanding at June 30, 2005 includes US$500 million of 8.25% Notes due 2034 issued by Vale Overseas in January 2004, US$300 million of 9.0% Notes due 2013 issued by

Vale Overseas in August 2003 and the remaining US$113 million of 8.625% Enhanced Guaranteed Notes due 2007 issued by Vale Overseas in March 2002 that remain outstanding.

•	U.S. dollar-denominated export securitizations (US$457 million at June 30, 2005). We have a US$550 million securitization program based on existing and future receivables generated by our subsidiary CVRD Overseas Ltd that relates to exports of iron ore and pellets to six of our customers in Europe, Asia and the United States. The securitization transaction is divided into three fixed rate tranches and one floating rate tranche.

•	Perpetual notes (US$70 million at June 30, 2005). We have issued perpetual notes that are exchangeable for 48,000 million preferred shares of MRN. Interest is payable on the notes in an amount equal to dividends paid on the underlying preferred shares relating to periods beginning with the 2000 fiscal year.

•	Local debt (US$687 million at June 30, 2005). We have a series of Brazilian loans, principally from BNDES, most of which are indexed to U.S. dollars, and the remainder of which are linked to baskets of currencies or floating rates in Brazil.

Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to equity, net debt to EBITDA and interest coverage. We were in full compliance with our financial covenants as of June 30, 2005, and we believe that our existing covenants will not significantly restrict our ability to borrow additional funds as needed to meet our capital requirements. We believe we will be able to operate within the terms of our financial covenants for the foreseeable future. None of these covenants directly restricts our ability to pay dividends on equity securities at the parent company level.

Off-balance Sheet Arrangements

At June 30, 2005, our off-balance sheet arrangements consisted solely of guarantees. At June 30, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$6 million, of which US$5 million is denominated in U.S. dollars and the remaining US$1 million is denominated in reais. We expect no losses to arise as a result of these guarantees. We have charged the Samarco joint venture for extending these guarantees to it.

Recently-issued Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We have already adopted FIN 46R and we do not expect FSP FIN 46(R)-5 to have any impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which clarifies that the term “conditional asset retirement obligation” refers to a legal obligation to perform an asset retirement activity. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. We do not expect SFAS 123R to have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” an amendment of APB No. 29. We will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005. We have adopted this new Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of ARB No. 43, Chapter 4 that deals with inventory pricing. We have already adopted this new Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” We do not expect EITF Issue No. 03-01 to have any impact on our financial position, results of operations or cash flows.

DESCRIPTION OF NOTES

The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus under the headings “Description of Debt Securities” and “Description of the Guarantees.” It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement. In this description and in the related sections entitled “Description of Debt Securities” and “Description of the Guarantees” in the accompanying prospectus, references to “CVRD” mean Companhia Vale do Rio Doce only and do not include Vale Overseas or any of CVRD’s other subsidiaries or affiliated companies. References to the notes include both the notes and the guaranty of the notes, except where the context indicates otherwise.

General

The US$300,000,000 8.25% Guaranteed Notes due 2034 offered by this prospectus supplement are a further issuance of our 8.25% Guaranteed Notes due 2034 and will be consolidated with and will form a single series with the US$500,000,000 principal amount of the notes that were originally issued on January 15, 2004. Unless otherwise specified, references in this section to the “notes” mean the US$800,000,000 aggregate principal amount of notes issued to date.

Vale Overseas will offer the notes under an indenture among Vale Overseas, CVRD, as guarantor, and JPMorgan Chase Bank, N.A., as trustee, dated as of March 8, 2002, as supplemented by a third supplemental indenture, dated as of January 15, 2004 and a fourth supplemental indenture, dated as of January 15, 2004. The notes will be issued only in fully registered form without coupons in minimum denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof. The notes will be unsecured and will rank equally with all of Vale Overseas’ other existing and future unsecured and unsubordinated debt.

Principal and Interest

The aggregate principal amount of the notes is US$800,000,000. The notes will mature on January 17, 2034.

The notes initially offered on the date of this prospectus supplement will bear interest at 8.25% per annum from July 17, 2005. Interest on the notes initially offered on the date of this prospectus supplement will be payable semi-annually on January 17 and July 17 of each year, commencing January 17, 2006, to the holders in whose name the notes are registered at the close of business on the January 2 or July 2 immediately preceding the related interest payment date.

Vale Overseas will pay interest on the notes on the interest payment dates stated above and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment, or from the issue date, if none has been paid or made available for payment, to but excluding the relevant payment date. Vale Overseas will compute interest on the notes on the basis of a 360-day year of twelve 30-day months.

If any payment is due on the notes on a day that is not a business day, Vale Overseas will make the payment on the day that is the next business day. Payments postponed to the next business day in this situation will be treated under the indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the notes or the indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a business day.

Business day means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York City, São Paulo or Rio de Janeiro generally are authorized or obligated by law or executive order to close. With respect to notes in certificated form, the reference to business day will also mean a day on which banking institutions generally are open for business in the location of each office of a transfer agent, but only with respect to a payment or other action to occur at that office.

Guaranty

CVRD has irrevocably and unconditionally guaranteed the full and punctual payment of principal, interest, additional amounts, if any, and all other amounts that may become due and payable in respect of the notes. If Vale Overseas fails to punctually pay any such amount, CVRD will immediately pay the amount that is required to be paid and has not been paid. The guaranty will be unsecured and will rank equally with all of CVRD’s other existing and future unsecured and unsubordinated debt.

Rating

The US$500,000,000 principal amount of notes issued on January 15, 2004 have been assigned a foreign currency rating of “Baa3”, with positive outlook, by Moody’s and “BBB” by S&P. We expect the notes offered hereby to have the same rating. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agencies by the issuers and information obtained by the rating agencies from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the notes.

Payment of Additional Amounts

Subject to the limitations and exceptions described in “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus, Vale Overseas will pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders after withholding or deduction for taxes will equal the amounts that would have been payable in the absence of such withholding or deduction. See “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Optional Tax Redemption

The notes are not redeemable prior to maturity, except upon the occurrence of certain changes in the tax laws of Brazil or the Cayman Islands as a result of which Vale Overseas or CVRD becomes obligated to pay additional amounts on the notes in respect of withholding taxes at a rate in excess of 15%, in which case Vale Overseas may redeem the notes in whole but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date. See “Description of Debt Securities—Optional Tax Redemption” in the accompanying prospectus.

Covenants

Holders of the notes will benefit from certain covenants contained in the indenture and affecting the ability of Vale Overseas to incur debt and take other specified actions and the ability of Vale Overseas and CVRD to incur liens and merge with other entities. You should read the information under the heading “Description of Debt Securities—Certain Covenants” and “Description of Debt Securities—Additional Terms of the Vale Overseas Debt Securities” in the accompanying prospectus.

Events of Default and Illegality Events

Holders of the notes will have special rights if an event of default or an illegality event occurs. You should read the information under the heading “Description of Debt Securities—Events of Default and Illegality Events” in the accompanying prospectus.

Further Issuances

Vale Overseas reserves the right, from time to time, without the consent of the holders of the notes, to issue additional notes on terms and conditions identical to those of the notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the notes. Vale Overseas may also issue other securities under the indenture which have different terms from the notes. Likewise, CVRD has the right, without the consent of the holders, to guarantee any such additional securities, to guarantee debt of its other subsidiaries and to issue its own debt.

Transfer Agent

Vale Overseas may appoint one or more financial institutions to act as its transfer agents, at whose designated offices the notes in certificated form must be surrendered before payment is made at their maturity. Each of those offices is referred to as a transfer agent. The initial transfer agent in Luxembourg is J.P. Morgan Bank Luxembourg S.A., and the trustee, at its corporate trust office, has been appointed as a transfer agent in New York City. Vale Overseas may add, replace or terminate transfer agents from time to time, provided that if any notes are issued in certificated form, so long as such notes are outstanding, Vale Overseas will maintain a transfer agent in Luxembourg, for so long as any notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require it, and in New York City. Vale Overseas may also choose to act as its own transfer agent. Vale Overseas must notify you of changes in the transfer agents pursuant to the provisions described under “—Notices” in this prospectus supplement and the accompanying prospectus. If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, JPMorgan Chase Bank, N.A. and, if the notes are then listed on the Luxembourg Stock Exchange, at the office of the paying and transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A. Vale Overseas will not charge any fee for the registration or transfer or exchange, except that Vale Overseas may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

Book-entry Ownership, Denomination and Transfer Procedures for the Notes

The following description of the operations and procedures of DTC, Euroclear and Clearstream, Luxembourg supplements the description contained under the heading “Legal Ownership of Debt Securities” in the accompanying prospectus and is provided to you solely as a matter of convenience. You should read this section in conjunction with the information provided in the accompanying prospectus. These operations and procedures are solely within the control of the respective settlement systems and are subject to change from time to time. Vale Overseas and CVRD take no responsibility for these operations and procedures and urge you to contact the systems or their participants directly to discuss these matters.

Vale Overseas and the trustee will make an application to DTC for acceptance in its book-entry settlement system of the notes, which will be in global form. The notes will be deposited with JPMorgan Chase Bank, N.A., as custodian. The custodian and DTC will electronically record the principal amount of the notes held within the DTC system. Investors may hold such interests directly through DTC if they are participants in such system, or indirectly through organizations which are participants in DTC, such as Clearstream, Luxembourg and Euroclear.

Ownership of beneficial interests in the notes will be limited to persons who have accounts with DTC, whom we refer to as DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of the notes with DTC’s custodian, DTC will credit portions of the principal amount of the notes to the accounts of the DTC participants designated by the underwriters, and

•	ownership of beneficial interests in the notes will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the notes).

As long as DTC or its nominee is the registered holder of the notes, DTC or its nominee will be considered the sole owner and holder of the notes for all purposes under the indenture and the notes. Except as described above, if you hold a book-entry interest in the notes in global form, you:

•	will not have notes registered in your name,

•	will not receive physical delivery of notes in certificated form, and

•	will not be considered the registered owner or holder of an interest in the notes under the indenture or the notes.

As a result, each investor who owns a beneficial interest in the notes must rely on the procedures of DTC to exercise any rights of a holder under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of the principal of, and interest on, the notes registered in the name of DTC’s nominee will be to the order of its nominee as the registered owner of such notes. It is expected that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the notes as shown on the records of DTC or the nominee. Vale Overseas also expects that payments by DTC participants to owners of beneficial interests in the notes held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. Neither Vale Overseas, the trustee or any agent of the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such ownership interests.

Because DTC or its nominee will be the only registered owner of the notes, Clearstream, Luxembourg and Euroclear will hold positions through their respective U.S. depositaries, which in turn will hold positions on the books of DTC.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected through DTC in accordance with DTC rules on behalf of Clearstream, Luxembourg or Euroclear, as the case may be, by their respective U.S. depositaries. However, such cross-market transactions will require delivery of instructions to Clearstream, Luxembourg or Euroclear, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Clearstream, Luxembourg or Euroclear, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving beneficial interests in the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg accountholders and Euroclear accountholders may not deliver instructions directly to the U.S. depositaries for Clearstream, Luxembourg or Euroclear.

On or after the Closing Date, transfers between accountholders in Clearstream, Luxembourg and Euroclear and transfers between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. However, as a result of time-zone differences, securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC participant will be credited to the relevant account at Clearstream, Luxembourg or Euroclear during the securities settlement processing day dated the fourth business day (T+4) following the DTC settlement date. Similarly, cash received in Clearstream, Luxembourg or Euroclear as a result of a sale of securities by or through a Clearstream, Luxembourg or Euroclear accountholder to a DTC participant will be available in the relevant

Clearstream, Luxembourg or Euroclear cash account only on the fourth business day (T+4) following the DTC settlement date. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including, without limitation, the presentation of notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, in the circumstances described below, DTC will surrender the notes for exchange for individual definitive notes.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

Clearstream, Luxembourg

Clearstream, Luxembourg was incorporated as a limited liability company under Luxembourg law.

Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thus eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in a number of countries. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

As a registered bank in Luxembourg, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream, Luxembourg customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream, Luxembourg customers are limited to securities brokers and dealers and banks. Clearstream, Luxembourg customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream, Luxembourg customer may obtain indirect access to Clearstream, Luxembourg. Clearstream, Luxembourg is an indirect participant in DTC.

Distribution with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

The Euroclear System

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Euros. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries in a manner generally similar to the arrangements for cross-market transfers with DTC described above.

The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the “Cooperative”). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear system on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator.

The foregoing information about DTC, Clearstream, Luxembourg and Euroclear has been provided by each of them for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the notes among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Vale Overseas, the trustee or any of the trustee’s agents will have any responsibility for the performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a note in global form is lodged with DTC or the custodian, notes represented by individual definitive notes will not be eligible for clearing or settlement through DTC, Clearstream, Luxembourg or Euroclear.

Individual Definitive Notes

Registration of title to notes in a name other than DTC or its nominee will not be permitted unless (i) DTC has notified us that it is unwilling or unable to continue as depositary for the notes in global form or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when DTC is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days or (ii) Vale Overseas decides in its sole discretion to allow some or all book-entry notes to be exchangeable for definitive notes in registered form. In such circumstances, Vale Overseas will cause sufficient individual definitive notes to be executed and delivered to the registrar for completion, authentication and dispatch to the relevant holders of notes. Payments with respect to definitive notes may be made through the transfer agent. A person having an interest in the notes in global form must provide the registrar with a written order containing instructions and such other information as we and the registrar may require to complete, execute and deliver such individual definitive notes.

If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to receive payments of principal and interest on their notes at the office of the paying agent maintained in the Borough of Manhattan, and if the notes are then listed on the Luxembourg Stock Exchange, at the office of the paying agent in Luxembourg. The rules of the Luxembourg Stock Exchange currently require cash or check mailed to the address communicated by holders against the surrender of the securities at the office of the paying agent in Luxembourg. Vale Overseas will maintain a paying agent in Luxembourg, for so long as any notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange require it, and in New York City.

If Vale Overseas issues notes in certificated form, holders of notes in certificated form will be able to transfer their notes, in whole or in part, by surrendering the notes, with a duly completed form of transfer, for registration of transfer at the office of the transfer agent, JPMorgan Chase Bank, N.A., and, if the notes are then listed on the Luxembourg Stock Exchange, at the office of the paying and transfer agent in Luxembourg, J.P. Morgan Bank Luxembourg S.A. Vale Overseas will not charge any fee for the registration or transfer or exchange, except that it may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

All money paid by Vale Overseas to the paying agents for the payment of principal and interest on the notes which remains unclaimed at the end of two years after the amount is due to a holder will be repaid to Vale Overseas, and thereafter holders of notes in certificated form may look only to Vale Overseas and CVRD for payment.

Notices

As long as notes in global form are outstanding, notices to be given to holders will be given to the depositary, in accordance with its applicable policies as in effect from time to time. If Vale Overseas issues notes in certificated form, notices to be given to holders will be sent by mail to the respective addresses of the holders as they appear in the trustee’s records, and will be deemed given when mailed. For so long as any notes are listed on the Luxembourg Stock Exchange and in accordance with the rules and regulations of the Luxembourg Stock Exchange, Vale Overseas will publish all notices to holders in a newspaper with general circulation in Luxembourg, which is expected to be the Luxemburger Wort.

Neither the failure to give any notice to a particular holder, nor any defect in a notice given to a particular holder, will affect the sufficiency of any notice given to another holder.

Prescription Period

Claims for payment of principal in respect of the notes shall be prescribed upon the expiration of ten years, and claims for payment of interest in respect of the notes shall be prescribed upon the expiration of five years, in each case from the relevant date (as defined below) thereof.

The “relevant date” in respect of any payment means the date on which such payment first becomes due or (if the full amount of the monies payable has not been received by the trustee on or prior to such due date) the date on which notice is given to the holders that such monies have been so received.

CERTAIN TAX CONSIDERATIONS

The following summary of certain Cayman Islands, Brazilian and United States federal income tax considerations is based on the advice of Walkers with respect to Cayman Islands tax law, on the advice of Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados with respect to Brazilian tax law and on the advice of Cleary Gottlieb Steen & Hamilton LLP with respect to United States federal income taxes. This summary contains a description of the principal Cayman Islands, Brazilian and United States federal income tax consequences of the purchase, ownership and disposition of the notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the notes. This summary does not describe any tax consequences arising under the laws of any taxing jurisdiction other than the Cayman Islands, Brazil and the United States.

The following is a general discussion of certain tax considerations for prospective investors in the notes. The discussion is based upon present law and interpretations of present law as in effect on the date of this prospectus supplement, both of which are subject to prospective and retroactive changes. The discussion does not consider any investor’s particular circumstances, and it is not intended as tax advice. Each prospective investor is urged to consult its tax advisor about the tax consequences of an investment in the notes under the laws of the Cayman Islands, Brazil and the United States, jurisdictions from which Vale Overseas may derive its income or conduct its activities, and jurisdictions where the investor is subject to taxation.

Cayman Islands Tax Considerations

The Cayman Islands currently have no exchange control restrictions and no income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax applicable to Vale Overseas or any holder of notes. Accordingly, payment of principal of and interest on the notes will not be subject to taxation in the Cayman Islands, no Cayman Islands withholding tax will be required on such payments to any holder of a note and gains derived from the sale of notes will not be subject to Cayman Islands capital gains tax. The Cayman Islands are not party to any double taxation treaties.

Vale Overseas has received an undertaking from the Governor-in-Council of the Cayman Islands that, in accordance with section 6 of the Tax Concession Law (1999 Revision) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to Vale Overseas or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of Vale Overseas or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by Vale Overseas to its members or a payment of principal or interest or other sums due under a debenture or other obligation of Vale Overseas.

No stamp duties or similar taxes or charges are payable under the laws of the Cayman Islands in respect of the execution and issue of the notes unless they are executed in or brought within (for example, for the purposes of enforcement) the jurisdiction of the Cayman Islands, in which case stamp duty of .25% of the face amount thereof may be payable on each note (up to a maximum of 250 Cayman Islands dollars (“CI$”) (US$312.50)) unless stamp duty of CI$500 (US$625) has been paid in respect of the entire issue of notes.

The above conversions of Cayman Islands dollars to U.S. dollars have been made on the basis of US$1.25 = CI$1.00.

Brazilian Tax Considerations

The following discussion is a summary of the Brazilian tax considerations relating to an investment in the notes by an individual, entity, trust or organization considered as resident or domiciled outside Brazil for tax purposes (a “Nonresident Holder”). The discussion is based on the tax laws of Brazil as in effect on the date hereof and is subject to any change in Brazilian law that may come into effect after such date.

The information set forth below is intended to be a general discussion only and does not address all possible tax consequences relating to an investment in the notes. Prospective investors should consult their own tax advisers as to the consequences of purchasing the notes, including, without limitation, the consequences of the receipt of interest and the sale, redemption or repayment of the notes.

Payments on the notes made from Vale Overseas and Gains on the notes

Generally, a Nonresident Holder is taxed in Brazil only when income is derived from Brazilian sources or gains are realized on the disposition of assets located in Brazil. Therefore, based on the fact that Vale Overseas is considered for tax purposes as domiciled abroad, any income (including interest and original issue discount) paid by Vale Overseas in respect of the notes issued by it in favor of Nonresident Holders are not subject to withholding or deduction in respect of Brazilian income tax or any other taxes, duties, assessments or governmental charges in Brazil, provided that such payments are made with funds held by such entity outside of Brazil.

According to article 26 of Law No. 10,833, enacted on December 29, 2003, capital gains realized on the disposition of assets located in Brazil by a nonresident to another nonresident made outside Brazil, are subject to taxation in Brazil. Based on the fact that the notes are issued abroad and, thus, the notes will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, gains on the sale or other disposition of the notes made outside Brazil by a Nonresident Holder, other than a branch or a subsidiary of Brazilian resident, to another Nonresident Holder are not subject to Brazilian taxes. Although, considering the general scope of Law No. 10,833 and the absence of judicial guidance in respect thereof, it is impossible to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains made by a Nonresident Holder from the sale or other disposition of the notes to a Brazilian resident, subject to certain assumptions and conditions, are not subject to Brazilian income tax.

Generally, there are no inheritance, gift, succession, stamp, or other similar taxes in Brazil with respect to the ownership, transfer, assignment or any other disposition of the notes by a Nonresident Holder, except for gift inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states.

Payments on the notes made from CVRD

If, by any chance, a payment is made to the Nonresident Holder by a Brazilian source in respect of the notes, such as by CVRD, such payment will be generally subject to income tax withheld at source, being the rate variable depending on the nature of the payment and the location of the Nonresident Holder, at a maximum rate of 25%, or such other rate as may be provided for in any applicable tax treaty between Brazil and the country of the beneficiary. In this case other taxes may be also applicable.

If the payments with respect to the notes are made by a Brazilian source, such as by CVRD, the holders will be indemnified so that, after payment of all applicable Brazilian taxes collectable by withholding, deduction or otherwise, with respect to principal, interest (including the original issue discount) and additional amounts payable with respect to the notes (plus any interest and penalties thereon), a holder will retain an amount equal to the amounts that such holder would have retained had no such Brazilian taxes (plus interest and penalties thereon) been payable. CVRD will, subject to certain exceptions, pay additional amounts in respect of such withholding or deduction so that the holder receives the net amount due.

United States Tax Considerations

The following is a summary of certain United States federal income tax considerations that may be relevant to a holder of a note that is, for U.S. federal income tax purposes a citizen or resident of the United States or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the note (a “U.S. Holder”). This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. This summary deals only with U.S. Holders that will hold notes as capital assets, and only if the U.S. Holder obtained the notes during the initial offering. This summary does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing mark to market tax accounting, persons that will hold notes as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a “functional currency” other than the U.S. Dollar. Vale Overseas intends to treat the notes as debt. Such characterization is not binding on the IRS; if the notes were found not to constitute indebtedness for U.S. federal income tax purposes, the tax consequences to U.S. Holders would be materially, and possibly adversely, different from those described herein. The remainder of this discussion assumes that such treatment will apply for U.S. federal income tax purposes.

Investors should consult their own tax advisors in determining the tax consequences to them of holding notes, including the application to their particular situation of the United States federal income tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Payments of Interest

Vale Overseas will treat the notes as part of the same issuance of the notes originally issued on January 15, 2004. Payments of interest on a note (which may include additional amounts) will generally be taxable to a U.S. Holder as ordinary interest income when such interest is accrued or received, in accordance with the U.S. Holder’s regular method of tax accounting. Interest income in respect of the notes will constitute foreign source income for United States federal income tax purposes and, with certain exceptions, will be treated separately, together with other items of “passive income” or, in the case of certain holders, “financial services income,” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws. The calculation of foreign tax credits involves the application of complex rules that depend on a U.S. Holder’s particular circumstances. Subject to certain applicable limitations, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for withholding taxes imposed on interest payable on the notes. For U.S. foreign tax credit purposes, if a withholding tax at a rate of at least 5 percent is imposed on interest on the notes, such interest will be classified as foreign source “high withholding tax interest” instead of “passive” or “financial services” income. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits, including credits for any tax imposed by the Cayman Islands or by Brazil, and the treatment of additional amounts. See discussion above of “Description of Notes—Payment of Additional Amounts” in this prospectus supplement, and the information appearing under the heading “Description of Debt Securities—Payment of Additional Amounts” in the accompanying prospectus.

Premium

A U.S. Holder of a note that purchases the note at a cost greater than its stated principal amount will be considered to have purchased the note at a premium, and may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the note. Such election, once made, generally applies to all bonds held or subsequently acquired by the U.S. Holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. Holder that elects to amortize such premium must reduce its tax basis in a note by the amount of the premium amortized during its holding period.

Sale or Disposition of Notes

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange, retirement or other disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, retirement or other disposition (other than amounts attributable to accrued interest, which will be taxed as such) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s tax basis in the note will generally equal the U.S. Holder’s cost for the note. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note will generally be United States source gain or loss for United States federal income tax purposes unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

A U.S. Holder may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to that U.S. Holder, unless the holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact when so required, or (ii) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules generally will be creditable against the U.S. Holder’s U.S. federal income tax liability.

UNDERWRITING

Vale Overseas intends to offer the notes through ABN AMRO Incorporated and HSBC Securities (USA) Inc., as underwriters. Subject to the terms and conditions contained in a terms agreement between the underwriters and us, Vale Overseas has agreed to sell to the underwriters and the underwriters have severally agreed to purchase from Vale Overseas, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
ABN AMRO Incorporated	US$	150,000,000
HSBC Securities (USA) Inc.		150,000,000

Total	US$	300,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the terms agreement if any of these notes are purchased. If an underwriter defaults, the terms agreement provides that the purchase agreement may be terminated.

Vale Overseas and CVRD have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

Vale Overseas and CVRD have agreed that Vale Overseas will not, during a period of 30 days from the date of this Prospectus Supplement, without the written consent of ABN AMRO Incorporated and HSBC Securities (USA) Inc., directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities of Vale Overseas.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the terms agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We expect to deliver the notes against payment therefor on or about the fifth business day following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Commissions and Discounts

The underwriters have advised Vale Overseas that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess of .200% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .125% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The expenses of the offering, not including the underwriting discount, are estimated to be US$875,000 and are payable by Vale Overseas. The underwriters have agreed to reimburse Vale Overseas for certain of its expenses associated with the offering.

Trading Market

Application will be made to list the notes on the New York Stock Exchange in accordance with the rules and regulations of the New York Stock Exchange. Vale Overseas does not intend to apply for listing of the notes on any other securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

EEA Selling Restriction

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive (as defined below) is implemented in that relevant member state (the “relevant implementation date”) it has not made and will not make an offer of the notes to the public in that relevant member state prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that it may, with effect from and including the relevant implementation date, make an offer of the notes to the public in that relevant member state at any time (i) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (iii) in any other circumstances which do not require the publication by Vale Overseas of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this section, the expression an “offer of the notes to the public” in relation to any notes in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and references to the “Prospectus Directive” means Directive 2003/71/EC of the European Parliament and of the Council of the European Union of November 4, 2003, and includes any relevant implementing measure in each relevant member state.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

VALIDITY OF THE NOTES

The validity of the notes, including the guaranty, offered and sold in this offering will be passed upon for Vale Overseas and CVRD by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and for the underwriters by Gibson, Dunn & Crutcher LLP, New York, New York. Certain matters of Cayman Islands law relating to the notes will be passed upon by Walkers, Cayman Islands counsel for CVRD and Vale Overseas. Certain matters of Brazilian law relating to the notes will be passed upon by Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados, special Brazilian Counsel for CVRD and Vale Overseas. Machado, Meyer, Sendacz e Opice will pass upon certain matters of Brazilian law relating to the notes for the underwriters.

PROSPECTUS

US$2,000,000,000

Companhia Vale do Rio Doce

(Valley of the Rio Doce Company)

Debt Securities and Guarantees

Vale Overseas Limited

Guaranteed Debt Securities

Companhia Vale do Rio Doce, or CVRD, may offer from time to time debt securities and guarantees, and Vale Overseas Limited may issue debt securities guaranteed by CVRD. The aggregate initial offering price of the securities we offer pursuant to this prospectus will not exceed US$2,000,000,000 (or the equivalent amount in other currencies, currency units or composite currencies). An accompanying prospectus supplement will specify the terms of the debt securities.

We may sell these debt securities directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an accompanying prospectus supplement.

Investing in the debt securities involves risks. See “ Risk Factors” in our reports that are incorporated by reference in this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

December 12, 2003

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) utilizing a “shelf” registration process. Under this shelf process, CVRD may sell or issue debt securities and guarantees, and Vale Overseas may sell guaranteed debt securities, in one or more offerings. The aggregate initial offering price of the securities we sell through these offerings will not exceed US$2,000,000,000 (or the equivalent amount in other currencies, currency units or composite currencies).

This prospectus provides you only with a general description of the debt securities and guarantees that we may offer. Each time we offer securities pursuant to this prospectus, we will attach a prospectus supplement to the front of this prospectus that will contain specific information about the particular offering and the terms of those securities. The prospectus supplements may also add, update or change other information contained in this prospectus. The registration statement that we filed with the SEC includes exhibits that provide more detail on the matters discussed in this prospectus. Before you invest in any securities offered by this prospectus, you should read this prospectus, any related prospectus supplements and the related exhibits filed with the SEC, together with the additional information described under the heading “Where You Can Find More Information.”

In this prospectus and in any prospectus supplement, unless otherwise specified or the context otherwise requires, references to “CVRD” are to Companhia Vale do Rio Doce, its consolidated subsidiaries and its joint ventures and other affiliated companies. References to “Vale Overseas” are to Vale Overseas Limited. Terms such as “we,” “us” and “our” generally refer to one or both of Companhia Vale do Rio Doce and Vale Overseas Limited, as the context may require. References to “U.S. dollars” and “US$” or “$” are to the lawful currency of the United States and references to “real,” “reais” and “R$” are to the lawful currency of Brazil.

FORWARD-LOOKING STATEMENTS

This prospectus and the accompanying prospectus supplement, including the information incorporated by reference, contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Many of those forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Those statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to:

•	our direction and future operation;

•	the implementation of our principal operating strategies;

•	our acquisition or divestiture plans;

•	the implementation of our financing strategy and capital expenditure plans;

•	the exploration of mineral reserves and development of mining facilities;

•	the depletion and exhaustion of mines and mineral reserves;

•	the future impact of competition and regulation;

•	the declaration or payment of dividends;

•	other factors or trends affecting our financial condition or results of operations; and

•	the factors discussed in other documents incorporated by reference in this prospectus.

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those identified under “Risk Factors” in our SEC reports that are incorporated by reference in this prospectus. These risks and uncertainties include factors relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries, factors relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature, and factors relating to the highly competitive industries in which we operate. For additional information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, please see “Risk Factors” in our SEC reports incorporated by reference in this prospectus. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place undue reliance on any forward-looking statement contained in this prospectus and any accompanying prospectus supplement.

COMPANHIA VALE DO RIO DOCE

CVRD is one of the world’s largest producers and exporters of iron ore and pellets. CVRD is the largest diversified mining company in the Americas by market capitalization and one of the largest companies in Brazil. CVRD holds large exploration claims and operates large logistics systems including railroads and ports that are integrated with its mining operations. Directly and through affiliates and joint ventures, CVRD has major investments in the energy, aluminum-related and steel businesses.

CVRD’s main lines of business are mining, logistics and energy and are generally grouped according to the business segments below:

•	ferrous minerals: comprised of iron ore, pellets as well as manganese and ferroalloys businesses;

•	non-ferrous minerals: comprised of gold, kaolin, potash and copper businesses;

•	logistics: comprised of railroads, ports and terminals and shipping businesses;

•	energy: comprised of power generation businesses; and

•	holdings: comprised of aluminum and steel businesses.

CVRD’s legal and commercial name is Companhia Vale do Rio Doce. CVRD is a stock corporation, or sociedade anônima, duly organized on January 11, 1943, and existing under the laws of the Federative Republic of Brazil.

CVRD is organized for an unlimited period of time. CVRD’s principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil. Its telephone number is (55-21) 3814-4540.

VALE OVERSEAS LIMITED

Vale Overseas is a wholly-owned finance subsidiary of CVRD. Its business is to borrow money outside Brazil by issuing debt securities under the Vale Overseas indenture referred to under “Description of Debt Securities” to finance the activities of CVRD and its subsidiaries and affiliates.

Vale Overseas was registered and incorporated as a Cayman Islands exempted company with limited liability on April 3, 2001, registration number 109351. Vale Overseas has been incorporated for an indefinite period. Its registered office is at Walker House, PO Box 908 GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands, and its principal executive offices are located at Avenida Graça Aranha, No. 26, 20030-900 Rio de Janeiro, RJ, Brazil. Its telephone number is (55-21) 3814-4540.

RATIO OF EARNINGS TO FIXED CHARGES

Companhia Vale do Rio Doce

The following table sets forth CVRD’s ratio of earnings to fixed charges for the periods indicated:

	For the year ended December 31,					For the nine months ended September 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of earnings to fixed charges(1)(2)	4.28x	3.66x	3.43x	4.28x	2.65x	1.24x	6.18x

(1)	To calculate the ratio of earnings to fixed charges, CVRD calculates earnings by adding income before income taxes, equity results and minority interests, fixed charges, amortization of capitalized interest and distributed income of equity investments less capitalized interest. Fixed charges represent the total of capitalized interest, financial expenses and the preferred stock guaranteed dividend.

(2)	For the nine-month period ended September 30, 2002, the ratio includes net foreign exchange and monetary losses of US$837 million and for the nine-month period ended September 30, 2003, the ratio includes net foreign exchange and monetary gains of US$250 million.

USE OF PROCEEDS

Companhia Vale do Rio Doce

Unless otherwise indicated in an accompanying prospectus supplement, CVRD intends to use the net proceeds from the sale of the debt securities for general corporate purposes, which may include funding working capital and capital expenditures, financing potential acquisitions, funding dividend payments and repaying existing debt.

Vale Overseas

Unless otherwise indicated in an accompanying prospectus supplement, Vale Overseas intends to on-lend the net proceeds from the sale of the debt securities to CVRD or its subsidiaries and affiliates.

LEGAL OWNERSHIP OF DEBT SECURITIES

In this prospectus and in any attached prospectus supplement, when we refer to the “holders” of debt securities as being entitled to specified rights or payments, we mean only the actual legal holders of the debt securities. While you will be the holder if you hold a security registered in your name, more often than not the registered holder will actually be either a broker, bank, other financial institution or, in the case of a global security, a depositary. Our obligations, as well as the obligations of the trustee, any registrar, any depositary and any third parties employed by us or the other entities listed above, run only to persons who are registered as holders of our debt securities, except as may be specifically provided for in a contract governing the debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

Street Name and Other Indirect Holders

Holding debt securities in accounts at banks or brokers is called holding in “street name.” If you hold our debt securities in street name, we will recognize only the bank or broker, or the financial institution that the bank or broker uses to hold the debt securities, as a holder. These intermediary banks, brokers, other financial institutions and depositaries pass along principal, interest, dividends and other payments, if any, on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. This means that if you are an indirect holder, you will need to coordinate with the institution through which you hold your interest in a security in order to determine how the provisions involving holders described in this prospectus and any prospectus supplement will actually apply to you. For example, if the debt security in which you hold a beneficial interest in street name can be repaid at the option of the holder, you cannot redeem it yourself by following the procedures described in the prospectus supplement relating to that security. Instead, you would need to cause the institution through which you hold your interest to take those actions on your behalf. Your institution may have procedures and deadlines different from or additional to those described in the applicable prospectus supplement.

If you hold our debt securities in street name or through other indirect means, you should check with the institution through which you hold your interest in a security to find out:

•	how it handles payments and notices with respect to the debt securities;

•	whether it imposes fees or charges;

•	how it handles voting, if applicable;

•	how and when you should notify it to exercise on your behalf any rights or options that may exist under the debt securities;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Global Securities

A global security is a special type of indirectly held security. If we choose to issue our debt securities, in whole or in part, in the form of global securities, the ultimate beneficial owners can only be indirect holders. We do this by requiring that the global security be registered in the name of a financial institution we select and by requiring that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the “depositary.” Any person wishing to own a security issued in global form must do so indirectly through an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether the debt securities will be issued only as global securities.

As an indirect holder, your rights relating to a global security will be governed by the account rules of your financial institution and of the depositary, as well as general laws relating to securities transfers. We will not recognize you as a holder of the debt securities and instead will deal only with the depositary that holds the global security.

You should be aware that if our debt securities are issued only in the form of global securities:

•	You cannot have the debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•	You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities.

•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

•	The depositary’s policies will govern payments, dividends, transfers, exchange and other matters relating to your interest in the global security. We, the trustee and any registrar have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We, the trustee and any registrar also do not supervise the depositary in any way.

•	The depositary will require that interests in a global security be purchased or sold within its system using same-day funds for settlement.

In a few special situations described below, a global security representing our debt securities will terminate and interests in it will be exchanged for physical certificates representing the debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to you. You must consult your bank or broker to find out how to have your interests in the debt securities transferred to your name, so that you will be a direct holder.

Unless we specify otherwise in the prospectus supplement, the special situations for termination of a global security representing our debt securities are:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for such global security or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, at a time when such depositary is required to be so registered in order to act as depositary, and, in each case, we do not or cannot appoint a successor depositary within 90 days; or

•	CVRD, or Vale Overseas, as applicable, decides in its sole discretion to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not us, the trustee or any registrar) is responsible for deciding the names of the institutions that will be the initial direct holders.

DESCRIPTION OF DEBT SECURITIES

The following briefly summarizes the material provisions of the debt securities and the CVRD and Vale Overseas indentures that will govern these debt securities, other than pricing and related terms disclosed in the accompanying prospectus supplement. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of your series of debt securities, which will be described in more detail in the applicable prospectus supplement.

Indenture

Any debt securities and guarantees that we issue will be governed by an indenture. The trustee under the indenture has two main roles:

•	First, the trustee can enforce your rights against CVRD and Vale Overseas if CVRD or Vale Overseas defaults. There are some limitations on the extent to which the trustee acts on your behalf, described below under “—Events of Default and Illegality Events.”

•	Second, the trustee performs administrative duties for us, such as sending interest payments to you, transferring your debt securities to a new buyer if you sell and sending notices to you.

CVRD will issue debt securities under an indenture we refer to as the CVRD indenture. Unless otherwise provided in the applicable prospectus supplement, the trustee under the CVRD indenture will be JPMorgan Chase Bank. Vale Overseas will issue debt securities guaranteed by CVRD under an indenture dated as of March 8, 2002, as supplemented by a third supplemental indenture, among Vale Overseas, CVRD and JPMorgan Chase Bank, as trustee, which we refer to as the Vale Overseas indenture.

The indentures and their associated documents contain the full legal text of the matters described in this section. We have agreed in each indenture that New York law governs the indenture and the debt securities. We have filed a copy of the form of the CVRD indenture, the original Vale Overseas indenture and the form of the Vale Overseas third supplemental indenture with the SEC as exhibits to our registration statement. We have consented in each indenture to the non-exclusive jurisdiction of any U.S. federal and state courts sitting in the borough of Manhattan in the City of New York. (Sections 1.12 and 1.14)

Types of Debt Securities

This section summarizes material terms of the debt securities that are common to all series and to each of the CVRD and Vale Overseas indentures, unless otherwise indicated in this section or in the prospectus supplement relating to a particular series.

Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the indentures, including the definition of various terms used in the indentures. For example, we describe the meanings for only the more important terms that have been given special meanings in the indentures. We also include references in parentheses to some sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in any prospectus supplement, those sections or defined terms are incorporated by reference herein or in such prospectus supplement.

We may issue original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. We may also issue indexed securities or securities denominated in currencies other than the U.S. dollar, currency units or composite currencies, as described in more detail in the prospectus supplement relating to any such debt securities. We will describe the U.S. federal income tax consequences and any other special considerations applicable to original issue discount, indexed or foreign currency debt securities in the applicable prospectus supplement.

In addition, the material financial, legal and other terms particular to a series of debt securities will be described in the prospectus supplement relating to that series. Those terms may vary from the terms described here. Accordingly, this summary also is subject to and qualified by reference to the description of the terms of the series described in the applicable prospectus supplement.

The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the debt securities of the series;

•	any limit upon the aggregate principal amount of the debt securities of the series;

•	the person to whom any interest on a debt security of the series will be payable, if other than the person in whose name that security is registered at the close of business on the regular record date for such interest;

•	the date or dates on which the principal of the debt securities of the series is payable;

•	the rate or rates at which the debt securities of the series will bear interest, if any, the date or dates from which such interest will accrue, the interest payment dates on which any such interest will be payable and the regular record date for any interest payable on any interest payment date;

•	the place or places where the principal of and any premium and interest on debt securities of the series will be payable and the manner in which any payment may be made;

•	the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series may be redeemed, in whole or in part, at our option;

•	the obligation, if any, of the issuer to redeem or purchase debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which debt securities of the series will be redeemed or purchased, in whole or in part, pursuant to such obligation;

•	if other than denominations of US$1,000 and any integral multiple thereof, the denominations in which debt securities of the series will be issuable;

•	if other than the currency of the United States, the currency, currencies or currency units in which payment of the principal of and any premium and interest on any debt securities of the series will be payable and the manner of determining the equivalent thereof in the currency of the United States for purposes of the definition of “outstanding” securities;

•	if the amount of payments of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index, the manner in which such amounts will be determined;

•	if the principal of or any premium or interest on any debt securities of the series is to be payable, at the election of CVRD or Vale Overseas or a holder thereof, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, the currency, currencies or currency units in which payment of the principal of and any premium and interest on debt securities of such series as to which such election is made will be payable, and the periods within which and the terms and conditions upon which such election is to be made;

•	if other than the principal amount thereof, the portion of the principal amount of debt securities of the series which will be payable upon declaration of acceleration of the maturity thereof pursuant to an event of default or illegality event;

•	any collateral or other security pledged against payment of principal, interest or premium, if any, on the debt securities;

•	whether and how additional amounts will be payable with respect to the debt securities of the series;

•	whether the debt securities of the series will be issuable in whole or in part in the form of one or more global securities and, in such case, the depositary or depositaries for such global security or global securities and any circumstances other than those set forth in this prospectus in which any such global security may be transferred to, and registered and exchanged for debt securities registered in the name of, a person other than the depositary for such global security or a nominee thereof and in which any such transfer may be registered;

•	any addition to or change in the covenants which apply to the debt securities of the series;

•	whether the debt securities of the series will be subject to the defeasance or covenant defeasance provisions of the applicable indenture; and

•	any other terms of the series. (Section 3.1)

In addition, the prospectus supplement will state whether we will list the debt securities of the series on any stock exchanges and, if so, which ones. In the case of debt securities issued by CVRD, the prospectus supplement will identify the trustee and the indenture under which the debt securities of the series will be issued.

Form, Exchange and Transfer

The debt securities will be issued, unless otherwise indicated in the applicable prospectus supplement, in denominations of US$1,000 and any integral multiple thereof. (Section 3.2)

You may have your debt securities broken into more debt securities of smaller authorized denominations or combined into fewer debt securities of larger authorized denominations, as long as the total principal amount is not changed. This is called an exchange. (Section 3.4)

You may exchange or transfer your registered debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring registered debt securities. The entity performing the role of maintaining the list of registered holders is called the “security registrar.” It will also register transfers of the registered debt securities. (Sections 3.4 and 10.2)

You will not be required to pay a service charge for any registration of transfer or exchange debt securities, but you may be required to pay any tax or other governmental charge associated with the registration of transfer or exchange. The registration of transfer or exchange of a registered debt security will only be made if you have duly endorsed the debt security or provided the security registrar with a written instrument of transfer satisfactory in form to the security registrar. (Section 3.4)

Payment and Paying Agents

If your debt securities are in registered form, we will pay interest to you if you are listed in the trustee’s records as a direct holder at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day is called the “regular record date” and will be stated in the prospectus supplement. (Sections 3.6 and 3.1.5)

We will pay interest, principal, additional amounts and any other money due on global registered debt securities pursuant to the applicable procedures of the depositary or, if the debt securities are not in registered form, at our office or agency maintained for that purpose in New York, New York. We may also choose to pay interest by mailing checks. We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent. (Sections 2.2 and 10.3)

Regardless of who acts as paying agent, all money that we pay as principal, premium or interest to a paying agent, or then held by us in trust, that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us or (if then held by us) discharged from trust. After that two-year period, direct holders may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 10.3)

Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

Notices

We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Section 1.6)

Modification and Waiver

Each indenture provides several categories of changes that can be made to the indenture and the debt securities. A supplemental indenture will be prepared if holder approval is required.

Changes Requiring Each Holder’s Approval

First, each indenture provides that there are changes to that indenture that cannot be made without the approval of each holder of the outstanding debt securities affected thereby. Those types of changes are:

•	a change in the stated maturity for any principal or interest payment on the debt securities;

•	a reduction in the principal amount, the interest rate, the redemption price for the debt securities or the principal amount that would be due and payable upon acceleration;

•	a change in the obligation to pay additional amounts;

•	a change in the currency of any payment on the debt securities;

•	a change in the place of any payment on the debt securities;

•	an impairment of the holder’s right to sue for payment of any amount due on its securities;

•	a reduction in the percentage in principal amount of the outstanding debt securities needed to change the indenture or the debt securities;

•	a change in the terms of payment from, or control over, or release or reduction of any collateral or security interest to secure the payment of principal, interest or premium, if any, under any debt security;

•	a reduction in the percentage in principal amount of the outstanding debt securities needed to waive its compliance with the indenture or to waive defaults; and

•	a modification of the sections of the indenture relating to supplemental indentures, waiver with the consent of holders or waiver of past defaults, except to increase the percentage of holders required to make a revision or to provide that certain other provisions of the indenture cannot be modified or waived without the approval of each holder of the debt securities. (Section 9.2)

Changes Not Requiring Approval

Second, each indenture provides that some changes do not require any approval by holders of outstanding debt securities under that indenture. This type of change is limited to clarifications of ambiguities, omissions, defects and inconsistencies, amendments, supplements and other changes that would not adversely affect the holders of outstanding debt securities under the indenture in any material respect, such as adding covenants, additional events of default or successor trustees. (Section 9.1)

Changes Requiring Majority Approval

Each indenture provides that other changes to the indenture and the outstanding debt securities under the indenture and any waiver of any provision of the indenture must be approved by the holders of a majority in principal amount of each series of securities affected by the change or waiver. The required approval must be given by written consent. (Section 9.2)

Each indenture provides that the same majority approval would be required for CVRD or Vale Overseas to obtain a waiver of any of its covenants in the applicable indenture. The covenants of CVRD and Vale Overseas in each indenture include the promises CVRD and Vale Overseas make about merging and creating liens on their assets, which are described below under “—Certain Covenants; Mergers and Similar Transactions” and “—Certain Covenants; Limitation on Liens.” If the holders approve a waiver of a covenant, CVRD and Vale Overseas will not have to comply with it. The holders, however, cannot approve a waiver of any provision in the debt securities or the indenture, as it affects any security, that CVRD and Vale Overseas cannot change without the approval of the holder of that security as described above in “—Changes Requiring Each Holder’s Approval,” unless that holder approves the waiver. (Section 9.2)

Voting Mechanics

Debt securities will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities held by Vale Overseas, CVRD or their affiliates are not considered outstanding. (Section 1.1)

CVRD or Vale Overseas will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the applicable indenture. In limited circumstances, the trustee, and not CVRD or Vale Overseas, will be entitled to set a record date for action by holders. If a record date is set for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we or the trustee, as applicable, may specify. This period may be shortened or lengthened (but not beyond 180 days). (Sections 1.4.5, 1.4.6 and 1.4.7)

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted if we seek to change the indenture or the debt securities or request a waiver.

Redemption

Unless otherwise indicated in the applicable prospectus supplement, your debt security will not be entitled to the benefit of any sinking fund; that is, we will not deposit money on a regular basis into any separate custodial account to repay your debt securities. In addition, other than as set forth in “Optional Tax Redemption” below, unless otherwise specified in the applicable prospectus supplement, we will not be entitled to redeem your debt security before its stated maturity. (Section 11.1.1)

If the applicable prospectus supplement specifies a redemption date, it will also specify one or more redemption prices, which may be expressed as a percentage of the principal amount of your debt security or by reference to one or more formulae used to determine the redemption price. It may also specify one or more redemption periods during which the redemption prices relating to a redemption of debt securities during those periods will apply.

If the applicable prospectus supplement specifies a redemption commencement date, we may redeem your debt security at our option at any time on or after that date. If we redeem your debt security, we will do so at the specified redemption price, together with interest accrued to the redemption date. If different prices are specified for different redemption periods, the price we pay will be the price that applies to the redemption period during which your debt security is redeemed. If less than all of the debt securities are redeemed, the trustee will authenticate and deliver to the holder of such debt securities without service charge, a new debt security or securities of the same series and of like tenor, of any authorized denomination as requested by such holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the debt security so surrendered. If less than all of the debt securities are redeemed, the trustee will choose the debt securities to be redeemed by lot, or in the trustee’s discretion, pro rata. (Section 11.5)

In the event that we exercise an option to redeem any debt security, we will give to the trustee and the holder written notice of the principal amount of the debt security to be redeemed, not less than 30 days nor more than 60 days before the applicable redemption date. We will give the notice in the manner described above under “—Notices.” (Section 11.2)

Subject to any restrictions that will be described in the prospectus supplement, we or our affiliates may purchase debt securities from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Debt securities that we or they purchase may, in our discretion, be held, resold or canceled.

Optional Tax Redemption

Unless otherwise indicated in a prospectus supplement, we will have the option to redeem, in whole but not in part, the debt securities where, as a result of a change in or amendment to any laws (or any rules or regulations thereunder) or the official interpretation, administration or application of any laws, rules or regulations, we would be required to pay additional amounts, as described below under “—Payment of Additional Amounts,” in excess of those attributable to Brazilian or Cayman Islands (in the case of securities issued under the Vale Overseas indenture) withholding tax on the basis of a statutory rate of 15%, and if the obligation cannot be avoided by CVRD or Vale Overseas, as applicable, after taking measures CVRD or Vale Overseas, as applicable, considers reasonable to avoid it. This applies only in the case of changes or amendments that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities and in the jurisdiction where we are incorporated. If the applicable issuer is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor. (Section 11.1.3 and Section 10.7)

If the debt securities are redeemed, the redemption price for debt securities (other than original issue discount debt securities) will be equal to the principal amount of the debt securities being redeemed and any applicable premium plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified in the prospectus supplement for such securities. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the debt securities. No notice may be given earlier than 90 days prior to the earliest date on which we, but for such redemption would be obligated to pay such additional amounts, and the obligation to pay such additional amounts must remain in effect at the time notice is given. (Sections 11.1 and 11.2)

Payment of Additional Amounts

Each indenture provides that all payments in respect of the debt securities issued thereunder will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments, or other governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture), a successor jurisdiction or any authority therein or thereof having power to tax unless CVRD or Vale Overseas, as applicable, is compelled by law to deduct or withhold such taxes, duties, assessments or governmental charges. In such event, CVRD or Vale Overseas, as applicable, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of debt securities after such withholding or deduction shall equal the respective amounts of principal and interest which would have been receivable in respect of the debt securities in the absence of such withholding or deduction. Notwithstanding the foregoing, neither CVRD nor Vale Overseas will have to pay additional amounts under any of the following circumstances:

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or governmental charges in respect of such security by reason of his having some connection with Brazil or the Cayman Islands (in the case of securities issued under the Vale Overseas indenture) other than the mere holding of the security and the receipt of payments with respect to the security;

•	in respect of securities surrendered (if surrender is required) more than 30 days after the Relevant Date except to the extent that the holder of such security would have been entitled to such additional amounts on surrender of such security for payment on the last day of such period of 30 days;

•	where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such directive;

•	to, or to a third party on behalf of, a holder who is liable for such taxes, duties, assessments or other governmental charges by reason of such holder’s failure to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture) or a successor jurisdiction or applicable political subdivision or authority thereof or therein having power to tax, of such holder, if compliance is required by such jurisdiction, or any political subdivision or authority thereof or therein having power to tax, as a precondition to exemption from, or reduction in the rate of, the tax, assessment or other governmental charge and CVRD or Vale Overseas, as applicable, has given the holders at least 30 days’ notice that holders will be required to provide such certification, identification or other requirement;

•	in respect of any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or governmental charge;

•	in respect of any tax, assessment or other governmental charge which is payable other than by deduction or withholding from payments of principal of or interest on the security or by direct payment by CVRD or Vale Overseas in respect of claims made against CVRD or Vale Overseas; or

•	in respect of any combination of the above. (Section 10.7.1)

The prospectus supplement relating to the debt securities may describe additional circumstances in which we would not be required to pay additional amounts. (Section 3.1)

For purposes of the provisions described above, “Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received by the trustee on or prior to such due date, the date on which notice is given to the holders that the full amount is so received by the trustee. The debt securities are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation. Except as specifically provided above, neither Vale Overseas nor CVRD shall be required to make a payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein. (Section 10.7.1)

In the event that additional amounts actually paid with respect to the debt securities described above are based on rates of deduction or withholding of withholding taxes in excess of the appropriate rate applicable to the holder of such debt securities, and, as a result thereof such holder is entitled to make claim for a refund or credit of such excess from the authority imposing such withholding tax, then such holder shall, by accepting such debt securities, be deemed to have assigned and transferred all right, title, and interest to any such claim for a refund or credit of such excess to CVRD or Vale Overseas, as the case may be. (Section 10.7.4)

Any reference in this prospectus, the indenture or the debt securities to principal, interest or any other amount payable in respect of the debt securities or the guarantee by Vale Overseas or CVRD will be deemed also to refer to any additional amount, unless the context requires otherwise, that may be payable with respect to that amount under the obligations referred to in this subsection. (Section 10.7.5)

Certain Covenants

Mergers and Similar Transactions

Unless otherwise specified in the applicable prospectus supplement, CVRD and Vale Overseas will each covenant that they will not without the consent of the holders of a majority in aggregate principal amount of the securities outstanding under the applicable indenture consolidate with or merge into any other corporation or (x) in the case of CVRD, convey or transfer all or substantially all of its mining properties or assets to any other person or (y) in the case of Vale Overseas, convey or transfer all or substantially all of its properties or assets to any other person, unless:

•	the corporation formed by such consolidation or into which CVRD or Vale Overseas is merged or the person which acquires by conveyance or transfer all or substantially all of the mining properties or assets of CVRD or all or substantially all of the properties and assets of Vale Overseas, which we refer to as the successor corporation, will expressly assume the due and punctual payment of the principal of and interest on all the securities issued under the applicable indenture and all other obligations of CVRD or Vale Overseas under the applicable indenture and the securities issued under that indenture;

•	immediately after giving effect to such transaction, no event of default or illegality event with respect to any security issued under the applicable indenture will have occurred and be continuing;

•	CVRD, and in the case of the Vale Overseas indenture, Vale Overseas, has delivered to the trustee under the applicable indenture a certificate signed by two executive officers of CVRD, and in the case of the Vale Overseas indenture, two directors of Vale Overseas, stating that such consolidation, merger, conveyance or transfer complies with this section and that all conditions precedent provided in the applicable indenture, which relate to such transaction, have been complied with and an opinion of independent external counsel of recognized standing stating that such consolidation, merger, conveyance or transfer complies with this covenant and that all conditions provided, which relate to the transaction, have been complied with; and

•	the successor corporation will expressly agree to withhold against any tax, duty, assessment or other governmental charge thereafter imposed or levied by Brazil, the Cayman Islands (in the case of securities issued under the Vale Overseas indenture), a successor jurisdiction or any political subdivision or authority thereof or therein having power to tax as a consequence of such consolidation, merger, conveyance or transfer with respect to the payment of principal of or interest on the securities, and to pay such additional amounts as may be necessary to ensure that the net amounts receivable by holders of the securities after any such withholding or deduction will equal the respective amounts of principal, premium (if any) and interest which would have been receivable in respect of the securities in the absence of such consolidation, merger, conveyance or transfer, subject to exceptions and limitations contained in “—Payment of Additional Amounts,” in relation to the successor jurisdiction. (Article 8)

Upon any consolidation, merger, conveyance or transfer in accordance with these conditions, the successor corporation will succeed to, and be substituted for, and may exercise every right and power of, CVRD or Vale Overseas under the securities with the same effect as if the successor corporation had been named as the issuer or guarantor, as applicable, of the securities under the applicable indenture. If a successor corporation is incorporated in or considered to be resident in a jurisdiction other than Brazil or the Cayman Islands, such jurisdiction will be referred to as a “successor jurisdiction.” No successor corporation will have the right to redeem the debt securities unless CVRD or Vale Overseas, as applicable, would have been entitled to redeem the debt securities in similar circumstances. (Article 8)

If the conditions described above are satisfied, neither CVRD nor Vale Overseas will need to obtain the consent of the holders in order to merge or consolidate or (x) in the case of CVRD, convey or transfer all or substantially all of its mining properties or assets to any other person or (y) in the case of Vale Overseas, convey or transfer all or substantially all of its properties or assets to any other person. Also, CVRD and Vale Overseas will not need to satisfy these conditions if CVRD or Vale Overseas enters into other types of transactions, including the following:

•	any transaction in which either CVRD or Vale Overseas acquires the stock or assets of another person;

•	any transaction that involves a change of control of CVRD or Vale Overseas, but in which neither CVRD nor Vale Overseas merges or consolidates; and

•	any transaction in which CVRD or Vale Overseas sells or otherwise disposes of (x) in the case of CVRD, less than substantially all of its mining properties or assets or (y) in the case of Vale Overseas, less than substantially all of its properties or assets.

Limitation on Liens

Unless otherwise specified in the applicable prospectus supplement, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will covenant that for so long as any securities remain outstanding, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will not create, incur, issue or assume any Indebtedness secured by any mortgage, pledge, lien, hypothecation, security interest or other encumbrance except for Permitted Liens (as defined below), without, at the same time or prior thereto, securing the outstanding securities equally and ratably therewith. (Section 10.6)

For purposes of this covenant, “Permitted Liens” means any mortgage, pledge, lien, hypothecation, security interest or other encumbrance:

•	granted upon or with regard to any property acquired after the issue date of the series of securities by CVRD or Vale Overseas, as applicable, to secure the purchase price of such property or to secure Indebtedness incurred solely for the purpose of financing the acquisition of such property; provided, however, that the maximum sum secured thereby shall not exceed the purchase price of such property or the Indebtedness incurred solely for the purpose of financing the acquisition of such property;

•	in existence on the date of the issuance of the applicable series of debt securities and any extension, renewal or replacement thereof; provided, however, that the total amount of Indebtedness so secured shall not exceed the amount so secured on the date of the supplemental indenture;

•	arising by operation of law, such as tax, merchants’, maritime or other similar liens arising in the ordinary course of business of CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture);

•	arising in the ordinary course of business in connection with the financing of export, import or other trade transactions to secure Indebtedness of CVRD or Vale Overseas;

•	securing or providing for the payment of Indebtedness incurred in connection with any project financing by CVRD; provided that (1) such security shall not extend to any property in existence on the date of the issuance of the applicable series of debt securities, to any revenues from such property, or to any proceeds from claims belonging to CVRD which arise from the operation, failure to meet specifications, failure to complete, exploitation, sale or loss of, or damage to, such property (“Claims Proceeds”), (2) such security shall not extend to any property (or to any revenues or Claims Proceeds therefrom) at any project in existence on the date of the issuance of the applicable series of debt securities other than the existing power plant projects named Aimorés, Candonga, Funil, Capim Branco I and Capim Branco II, Foz de Chapecó, Santa Isabel, Serra Quebrada and Estreito projects and (3) such security only extends to properties which are the subject of such project financing, to any revenues from such properties, or to any Claims Proceeds from such properties;

•	granted upon or with regard to any present or future asset or property of CVRD or Vale Overseas to (i) any Brazilian governmental credit agency (including, but not limited to the Brazilian National

Treasury, Banco Nacional de Desenvolvimento Econômico e Social, BNDES Participações S.A., Financiadora de Estudos e Projetos and Agência Especial de Financiamento Industrial); (ii) any Brazilian official financial institutions (including, but not limited to Banco da Amazônia S.A—BASA and Banco do Nordeste do Brasil S.A.—BNB); (iii) any non-Brazilian official export-import bank or official export-import credit insurer; or (iv) the International Finance Corporation or any non-Brazilian multilateral or government-sponsored agency;

•	existing on any asset prior to the acquisition thereof by CVRD or Vale Overseas and not created in contemplation of such acquisition;

•	created over funds reserved for the payment of principal, interest and premium, if any, due in respect of securities issued under the applicable indenture; or

•	granted after the date of the CVRD indenture or the Vale Overseas third supplemental indenture, as applicable, upon or in respect of any asset of CVRD or Vale Overseas other than those referred to above, provided that the aggregate amount of Indebtedness secured pursuant to this exception shall not, on the date any such Indebtedness is incurred, exceed an amount equal to 10% of CVRD’s stockholders’ equity (calculated on the basis of CVRD’s latest quarterly unaudited or annual audited non-consolidated financial statements whichever is the most recently prepared in accordance with accounting principles generally accepted in Brazil and currency exchange rates prevailing on the last day of the period covered by such financial statements).

You should consult the prospectus supplement relating to your debt securities for further information about these covenants and whether they are applicable to your debt securities.

Defeasance and Discharge

The following discussion of full defeasance and discharge and covenant defeasance and discharge will only be applicable to your series of debt securities if CVRD or Vale Overseas chooses to apply them to that series, in which case we will so state in the prospectus supplement. (Section 12.1 of the CVRD indenture; Section 13.1 of the Vale Overseas indenture)

If the applicable prospectus supplement states that full defeasance will apply to a particular series, CVRD and Vale Overseas (in the case of securities issued under the Vale Overseas indenture) will be legally released from any payment or other obligations on the debt securities, except for various obligations described below (called “full defeasance”), provided that CVRD or Vale Overseas, as applicable, in addition to other actions, puts in place the following arrangements for you to be repaid:

•	CVRD or Vale Overseas, as applicable, must irrevocably deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency debt securities or bonds that, in the opinion of a firm of nationally recognized independent public accountants, will generate enough cash to make interest, principal and any other payments, including additional amounts, on the debt securities on their various due dates.

•	CVRD or Vale Overseas, as applicable, must deliver to the trustee a legal opinion of outside counsel, based upon a ruling by the U.S. Internal Revenue Service or upon a change in applicable U.S. federal income tax law, confirming that under then current U.S. federal income tax law CVRD or Vale Overseas, as applicable, may make the above deposit without causing you to be taxed on the debt securities any differently than if CVRD or Vale Overseas, as applicable, did not make the deposit and instead repaid the debt securities itself. (Sections 12.2 and 12.4 of the CVRD indenture; Sections 13.2 and 13.4 of the Vale Overseas indenture)

If CVRD or Vale Overseas ever did accomplish full defeasance as described above, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to CVRD or Vale Overseas for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of CVRD’s or Vale Overseas’ lenders and other creditors if CVRD or Vale Overseas were ever to become bankrupt or insolvent. However, even if CVRD or Vale Overseas takes these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities;

•	to replace mutilated, destroyed, lost or stolen debt securities;

•	to maintain paying agencies; and

•	to hold money for payment in trust.

Covenant Defeasance

If the applicable prospectus supplement states that covenant defeasance will apply to a particular series, CVRD or Vale Overseas can make the same type of deposit described above and be released from all or some of the restrictive covenants (if any) that apply to the debt securities of the particular series. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the debt securities. In order to achieve covenant defeasance, CVRD or Vale Overseas would be required to take all of the steps described above under “—Defeasance and Discharge” except that the opinion of counsel would not have to refer to a change in United States Federal income tax laws or a ruling from the United States Internal Revenue Service. (Sections 12.3 and 12.4 of the CVRD indenture; Sections 13.3 and 13.4 of the Vale Overseas indenture)

If CVRD or Vale Overseas were to accomplish covenant defeasance, the following provisions of the indenture and/or the debt securities would no longer apply:

•	any covenants applicable to the series of debt securities and described in the applicable prospectus supplement; and

•	the events of default relating to breach of the defeased covenants, described below under “What Is An Event of Default?”.

If CVRD or Vale Overseas accomplishes covenant defeasance, you would still be able to look to it for repayment of the debt securities if there were a shortfall in the trust deposit. If any event of default occurs and the debt securities become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 12.3 and 12.4 of the CVRD indenture; Sections 13.3 and 13.4 of the Vale Overseas indenture)

Ranking

The debt securities will rank equally with all the other unsecured and unsubordinated indebtedness of CVRD or Vale Overseas, as the case may be. The debt securities will effectively be subordinate to our secured indebtedness and to the indebtedness of our subsidiaries. (Section 10.13)

Events of Default and Illegality Events

Each indenture provides that you will have special rights if an event of default or an illegality event occurs and is not cured or waived, as described later in this subsection and as may be specified in the applicable prospectus supplement.

What Is an Event of Default?  Each indenture provides that the term “event of default” with respect to any series of debt securities means any of the following:

•	failure to pay any interest (or additional amounts, if any) on any of the debt securities of that series on the date when due, which failure continues for a period of 30 days; or failure to pay any principal or premium, if any (or additional amounts, if any), on any of the debt securities of that series on the date when due;

•	in relation to CVRD, its significant subsidiaries and Vale Overseas (in the case of securities issued under the Vale Overseas indenture): any default or event of default occurs and is continuing under any agreement, instrument or other document evidencing outstanding Indebtedness in excess of US$50 million in aggregate (or its equivalent in other currencies) and such default or event of default results in the actual acceleration of such indebtedness;

•	CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) fails to duly perform or observe any other covenant or agreement in respect of the debt securities of that series and such failure continues for a period of 60 days after CVRD or Vale Overseas, as applicable, receives a notice of default stating that we are in breach. The notice must be sent by either the trustee or holders of 25% of the principal amount of debt securities of the affected series; or

•	CVRD or a significant subsidiary of CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) (i) has a court decree or order in an involuntary case or proceeding under any applicable bankruptcy, insolvency, suspension of payments, reorganization or other similar law, entered against it, or has a court decree or order adjudging it bankrupt or insolvent, or suspending its payments, or approving a petition seeking its reorganization, arrangement, adjustment or composition or appointing a liquidator or other similar official of it or of any substantial part of its property, or ordering its winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (ii) commences a voluntary bankruptcy, insolvency, reorganization or other similar proceeding or consents to a decree or order in, or commencement of, an involuntary bankruptcy or the filing or consent to filing of a petition or answer or consent seeking reorganization or relief or consent to the appointment of a liquidator or similar official of it or of any substantial part of its property, or the making of an assignment for the benefit of its creditors, or the admission in writing of its inability to pay its debts generally as they become due, or the taking of any corporate action in furtherance of any such action, or its general inability to make payment of its obligations as they come due. (Section 5.1)

For these purposes, “Indebtedness,” with respect to any person, means any amount payable (whether as a direct obligation or indirectly through a guarantee by such person) pursuant to (i) an agreement or instrument involving or evidencing money borrowed, (ii) a conditional sale or a transfer with recourse or with an obligation to repurchase or (iii) a lease with substantially the same economic effect as any such agreement or instrument and which, under U.S. GAAP, would constitute a capitalized lease obligation; provided, however, that as used in the cross-acceleration provision described in the second bullet point under “—What is an Event of Default?” “Indebtedness” will not include any payment made by CVRD on behalf of an affiliate, upon any indebtedness of such affiliate becoming immediately due and payable as a result of a default by such affiliate, pursuant to a guarantee or similar instrument provided by CVRD in connection with such indebtedness, provided that such payment made by CVRD is made within five business days of notice being provided to CVRD that payment is due under such guarantee or similar instrument.

For the purpose of the definition of Indebtedness, “affiliate” means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof that (i) CVRD directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with or (ii) in which CVRD has a 20% or more holding of voting shares. (Section 1.1)

“Significant subsidiary” means, at any time, a subsidiary of which CVRD’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) exceeds 10% of the total assets of the consolidated group as of the end of the most recently completed fiscal year. (Section 1.1)

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under the indenture, although the default and acceleration of one series of debt securities may trigger a default and acceleration of another series of debt securities. (Section 5.1)

What Is an Illegality Event?  Each indenture provides that the term “illegality event” with respect to debt securities of any series means an event as a result of which it is unlawful for CVRD or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) to perform or comply with any one or more of its obligations under any of the debt securities of the series. (Section 5.2)

Remedies if an Event of Default or Illegality Event Occurs.  Except as provided in the next sentence, if an event of default or an illegality event has occurred and is continuing, the trustee at the written request of holders of not less than 25% in principal amount of the outstanding debt securities of that series will declare the entire principal amount of the debt securities of that series to be due and payable immediately and upon any such declaration, the principal, accrued interest and any unpaid additional amounts will become immediately due and payable. If an event of default occurs because of a bankruptcy, insolvency or reorganization relating to CVRD (but not any significant subsidiary) or Vale Overseas (in the case of securities issued under the Vale Overseas indenture) the entire principal amount of the debt securities of that series will be automatically accelerated, without any declaration or action by the trustee or any holder, and any principal, accrued interest or additional amounts will become due and payable.

Each of the situations described above is called an acceleration of the maturity of the debt securities under the applicable indenture. If the maturity of the debt securities of any series is accelerated and a judgment for payment has not yet been obtained, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may cancel the acceleration of the debt securities, provided that CVRD or Vale Overseas, as applicable, has paid or deposited with the trustee under the applicable indenture a sum sufficient to pay (i) all overdue interest and any additional amounts on all of the debt securities of the series, (ii) the principal of any debt securities of the series which have become due (other than amounts due solely because of the acceleration), (iii) interest upon overdue interest at the rate borne by (or prescribed therefor in) the securities of that series (to the extent that payment of this interest is lawful), and (iv) all sums paid or advanced by the trustee under the applicable indenture and all amounts CVRD or Vale Overseas owe the trustee; and all other defaults with respect to the debt securities of that series have been cured or waived. (Section 5.3)

The trustee is not required under either of the indentures to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under the applicable indenture, or in the exercise of any of its rights or powers, if the trustee has reasonable grounds for believing that repayment of the funds or adequate indemnity against such risk or liability is not reasonably assured to it. (Section 6.1)

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee under the applicable indenture written notice of a continuing event of default or illegality event.

•	The holders of not less than 25% in principal amount of the outstanding debt securities of the series must make a written request that the trustee institute proceedings in respect of the event of default or illegality event.

•	They or other holders must offer to the trustee indemnity reasonably satisfactory to the trustee against the costs, expenses and liabilities to be incurred in taking that action.

•	The trustee must not have taken action for 60 days after the above steps have been taken.

•	During those 60 days, the holders of a majority in principal amount of the outstanding debt securities of the series must not have given the trustee directions that are inconsistent with the written request of the holders of not less than 25% in principal amount of the debt securities of the series. (Section 5.8)

Under each indenture, you are entitled, however, at any time to bring a lawsuit for the payment of money due on your security on or after its due date and which was not paid in full by CVRD or Vale Overseas. (Section 5.9)

Book-entry and other indirect holders should consult their bank or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of the maturity of the debt securities.

Waiver of Default

The holders of not less than a majority in principal amount of the debt securities of any series may waive any default for the debt securities of the series, except for defaults which cannot be waived without the consent of each holder. If this happens, the default will be treated as if it had not occurred. No one can waive a payment default, however, without the approval of each holder of the affected series of securities. (Section 5.14)

CVRD and, in the case of the Vale Overseas indenture, Vale Overseas, will furnish to the trustee within 120 days after the end of our fiscal year every year a written statement of certain of our officers and directors, as the case may be, that will either certify that, to the best of their knowledge, we are in compliance with the indenture and the debt securities or specify any default. In addition, CVRD and Vale Overseas, as applicable, will notify the trustee within 15 days after becoming aware of the occurrence of any event of default. (Section 10.4)

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

Additional Terms of the Vale Overseas Debt Securities

Unless otherwise specified in the applicable prospectus supplement, the Vale Overseas debt securities will have the following additional basic terms.

Moody’s confirmation

Prior to issuing additional securities under the Vale Overseas indenture, Vale Overseas will be required to confirm with Moody’s that such issue or the related guarantee will not affect the then current rating of any other series of outstanding debt securities issued under the indenture. (Section 3.1)

Guarantee by CVRD

Payments of amounts due by Vale Overseas under the debt securities and the Vale Overseas indenture will be guaranteed by CVRD through the operation of a guarantee. See “Description of the Guarantees.”

Restrictive Covenants

CVRD and Vale Overseas will not make any changes to the constitutive documents of Vale Overseas that would allow Vale Overseas to engage in any business or carry out any activities other than the financing of CVRD Group companies by issuing securities under the Vale Overseas indenture and incidental or related activities, except as the trustee may otherwise approve if so directed by the holders of not less than 25% of the principal amount of the outstanding securities issued under the Vale Overseas indenture, or to take or omit to take any action or consent to an act or omission that could lead to the entry of a decree, order or other action by a court placing Vale Overseas in bankruptcy, liquidation or similar proceedings or otherwise declaring Vale Overseas insolvent. (Section 10.22)

Vale Overseas will covenant not to, without the prior consent in writing of the trustee if so directed by the holders of not less than 25% of the principal amount of the outstanding securities issued under the Vale Overseas indenture:

•	incur any indebtedness for borrowed moneys, other than the issue of any securities under the Vale Overseas indenture, and then only if (i) following the issue of such further securities, Vale Overseas will not be deemed to be an “investment company” as defined in the U.S. Investment Company Act of 1940, as amended, and (ii) Moody’s has confirmed in advance, in writing, to the trustee that the issuer of any further securities will not result in a downgrading of the then current rating assigned to any outstanding securities;

•	engage in any business or carry out any activities other than the financing of CVRD Group companies by issuing securities under the Vale Overseas indenture and incidental or related activities;

•	declare or pay any dividends, make any distribution of its assets, have any subsidiaries or employees, purchase, own, lease or otherwise acquire any real property, dispose of any part of any collateral or create any mortgage, charge or other security or right of recourse in respect thereof in favor of any person, release any party to the Vale Overseas indenture from any existing obligations thereunder or consolidate or merge with any other person (other than as provided in the Vale Overseas indenture); or

•	take or omit to take any action, or consent to actions or omissions, that could lead to the entry of a decree, order or other action by a court placing Vale Overseas in bankruptcy, liquidation or similar proceedings or otherwise declaring Vale Overseas insolvent. (Section 10.21)

Regarding the Trustee

JPMorgan Chase Bank is serving as the trustee of the debt securities under the Vale Overseas indenture and may serve as the trustee under the CVRD indenture. JPMorgan Chase Bank may from time to time have other business relationships with CVRD, Vale Overseas and their affiliates.

DESCRIPTION OF THE GUARANTEES

The following description of the terms and provisions of the guarantees summarizes the general terms that will apply to each guarantee that we deliver in connection with an issuance of debt securities by Vale Overseas. When Vale Overseas sells a series of its debt securities, CVRD will execute and deliver a guarantee of that series of debt securities under the Vale Overseas indenture.

Pursuant to any guarantee, CVRD will irrevocably and unconditionally agree, upon the failure of Vale Overseas to make the required payments under the applicable series of debt securities and the Vale Overseas indenture, to make any required payment. The amount to be paid by CVRD under the guarantee will be an amount equal to the amount of the payment Vale Overseas fails to make. (Article 12 of the Vale Overseas indenture)

PLAN OF DISTRIBUTION

Initial Offering and Sale of Securities

We may sell the debt securities from time to time in their initial offering as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In some cases, we or dealers acting with us or on our behalf may also purchase debt securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our debt securities through any of these methods or other methods described in the applicable prospectus supplement.

The debt securities we distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

We may solicit offers to purchase debt securities directly from the public from time to time. We may also designate agents from time to time to solicit offers to purchase debt securities from the public on our behalf. The prospectus supplement relating to any particular offering of debt securities will name any agents designated to solicit offers, and will include information about any commissions we may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”).

From time to time, we may sell debt securities to one or more dealers acting as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell those debt securities to the public.

We may sell debt securities from time to time to one or more underwriters, who would purchase the debt securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If we sell debt securities to underwriters, we may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agents. Underwriters may resell the debt securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation we pay to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of debt securities.

We may authorize underwriters, dealers and agents to solicit from third parties offers to purchase debt securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions we may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

Each series of debt securities will be a new issue, and there will be no established trading market for any security prior to its original issue date. We may not list any particular series of debt securities on a securities exchange or quotation system. No assurance can be given as to the liquidity or trading market for any of the debt securities.

DIFFICULTIES OF ENFORCING CIVIL LIABILITIES AGAINST NON-U.S. PERSONS

Brazil

Pinheiro Neto Advogados, special Brazilian counsel for CVRD and Vale Overseas, has advised us that a final conclusive judgment for the payment of money rendered by any New York State or federal court sitting in New York City in respect of the debt securities would be recognized in the courts of Brazil (to the extent that Brazilian courts may have jurisdiction) and such courts would enforce such judgment without any retrial or reexamination of the merits of the original action only if such judgment has been previously ratified by the Federal Supreme Court of Brazil. This ratification is available only if:

•	the judgment fulfills all formalities required for its enforceability under the laws of the State of New York;

•	the judgment was issued by a competent court after proper service of process on the parties, which service of process if made in Brazil must comply with Brazilian law, or after sufficient evidence of the parties’ absence has been given, as established pursuant to applicable law;

•	the judgment is not subject to appeal;

•	the judgment was authenticated by a Brazilian consulate in the State of New York;

•	the judgment was translated into Portuguese by a certified translator; and

•	the judgment is not against Brazilian public policy, good morals or national sovereignty.

We have also been advised by Pinheiro Neto Advogados that:

•	Civil actions may be brought before Brazilian courts in connection with this prospectus based solely on the federal securities laws of the United States and that Brazilian courts may enforce such liabilities in such actions against CVRD (provided that provisions of the federal securities laws of the United States do not contravene Brazilian public policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action).

•	The ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant is limited by provisions of Brazilian law. In addition, the Brazilian or the foreign plaintiff who resides abroad or is abroad during the course of the suit in Brazil must give a pledge to cover legal fees and court expenses of the defendant, should there be no immovable assets in Brazil to assure payment thereof, except in case of execution actions or counterclaims as established under article 836 of the Brazilian Code of Civil Procedure.

•	Notwithstanding the foregoing, no assurance can be given that such confirmation would be obtained, that the process described above could be conducted in a timely manner or that a Brazilian court would enforce a monetary judgment for violation of the U.S. securities laws with respect to the debt securities.

Cayman Islands

Vale Overseas has been advised by its Cayman Islands counsel, Walkers, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, based on the principle that a judgment by a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, recognize and enforce a foreign judgment of a court having jurisdiction over the defendant according to Cayman Islands conflict of law rules. To be so enforced the foreign judgment must be final and for a liquidated sum not in respect of taxes or a fine or penalty or of a kind inconsistent with a Cayman Islands judgment in respect of the same matters or obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice, statute or the public policy of the Cayman Islands. There is doubt, however, as to whether the courts of the Cayman Islands will:

•	recognize or enforce judgments of United States courts predicated upon the civil liability provisions of the securities laws of the United States or any State thereof; or

•	in original actions brought in the Cayman Islands, impose liabilities upon the civil liability provisions of the securities laws of the United States or any State thereof,

•	in each case, on the grounds that such provisions are penal in nature.

A Cayman Islands’ court may stay proceedings if concurrent proceedings are being brought elsewhere.

EXPERTS

The audited financial statements of CVRD incorporated in this registration statement by reference to our Form 20-F for the year ended December 31, 2002, except as they relate to certain of our subsidiaries and affiliates, have been audited by PricewaterhouseCoopers Auditores Independentes, independent accountants, and, insofar as they relate to such subsidiaries and affiliates, by various other independent accountants, whose reports thereon appear in our Form 20-F. Such financial statements have been so incorporated by reference in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

Among the audit reports included in our Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this registration statement, are those relating to the financial statements of our affiliates Companhia Hispano-Brasileira de Pelotizacao—Hispanobras, Companhia Italo-Brasileira de Pelotizacao—Itabrasco and Mineracao Rio do Norte S.A. These audit reports for the year ended December 31, 2001 were issued by Arthur Andersen S/C, the former Brazilian affiliate of Arthur Andersen LLP. We have been informed that Arthur Andersen S/C no longer has employees in Brazil, and despite our reasonable efforts we have not been able to obtain the consent of Arthur Andersen S/C to incorporate these audit reports by reference into the registration statement. An investor’s right to sue an “expert,” such as an accountant, under Section 11 of the Securities Act of 1933 for material misstatements and omissions in the parts of the registration statement prepared or certified by the expert, is conditioned on that expert having consented to being named in the registration statement. As a result, it may not be possible to sue Arthur Andersen S/C under Section 11 of the Securities Act on the basis of material misstatements and omissions in the parts of the registration statement prepared or certified by Arthur Andersen S/C.

With respect to CVRD’s unaudited interim consolidated financial statements, at and for the six months ended June 30, 2003 and 2002, incorporated by reference in this registration statement, PricewaterhouseCoopers Auditores Independentes reported that they have applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they did not express an opinion on our unaudited interim consolidated financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers Auditores Independentes is not subject to the liability provisions of Section 11 of the Securities Act for their report on our interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers Auditores Independentes within the meaning of Sections 7 and 11 of the Securities Act.

Vale Overseas’ financial statements as of December 31, 2002 are incorporated by reference in the registration statement in reliance upon the report of PricewaterhouseCoopers Auditores Independentes, independent accountants, given on the authority of said firm as experts in auditing and accounting.

We have retained AMEC E&C Services Inc., or AMEC, to audit and verify some of our estimates of proven and probable reserves as of December 31, 2002. Unless specifically stated, our reserve estimates have not been audited by AMEC. The estimates of proven and probable reserves and mine life incorporated by reference herein have been audited and verified by AMEC, which has indicated that our proven and probable reserves have been estimated in accordance with good engineering practices, using current reasonable cost estimates.

VALIDITY OF THE DEBT SECURITIES

Unless otherwise specified in the applicable prospectus supplement, the validity of the debt securities and guarantees under New York law will be passed upon for us by Cleary, Gottlieb, Steen & Hamilton; certain matters of Brazilian law relating to the debt securities and guarantees will be passed upon by Pinheiro Neto Advogados; certain matters of Cayman Islands law relating to the debt securities will be passed upon by Walkers; and certain matters will be passed upon for any agents, dealers or underwriters by Clifford Chance US LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act relating to the debt securities offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information pertaining to us we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. The registration statement, including exhibits and schedules thereto, and any other materials we may file with the SEC may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the SEC maintains an Internet web site at http://www.sec.gov, from which you can electronically access the registration statement and its exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and some later information that we file with the SEC will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus the following documents that have been filed with or furnished to the SEC:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

•	Our Reports on Form 6-K furnished to the SEC on July 1, 2003, July 8, 2003, July 25, 2003, July 28, 2003, August 4, 2003, August 28, 2003, September 2, 2003, September 3, 2003, September 19, 2003, October 9, 2003, October 16, 2003, October 17, 2003, October 27, 2003, October 29, 2003, November 10, 2003 and November 17, 2003.

•	Our Report on Form 6-K furnished to the SEC on August 14, 2003 relating to the additional dividend.

•	Our Report on Form 6-K furnished to the SEC on August 18, 2003 relating to the sale of Fazenda Brasileiro.

We also incorporate by reference into this prospectus any future filings on Form 20-F made with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus, and, to the extent designated therein, reports on Form 6-K that we furnish to the SEC.

Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to the Investor Relations Department of CVRD at the following address: Avenida Graça Aranha, No. 26, 17th floor, 20030-900 Rio de Janeiro, RJ, Brazil (telephone no: (55 21) 3814-4557).

Information that we file later with the SEC will automatically update and supersede this information. This means that you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded.

US$300,000,000

Vale Overseas Limited

8.25% Guaranteed Notes due 2034

Unconditionally Guaranteed by

Companhia Vale do Rio Doce

PROSPECTUS SUPPLEMENT

ABN AMRO Incorporated

HSBC

October 26, 2005